Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

GreaTFOods, It's Vegan LLC
1401 Village Way, Suite A
Santa Ana, CA 92705
www.gtfoitsvegan.com

Up to $1,070,000.00 in Class B Membership Units at $4.00
Minimum Target Amount: $10,000.00

Company:

Company: GreaTFOods, It's Vegan LLC
Address: 1401 Village Way, Suite A, Santa Ana, CA 92705
State of Incorporation: NV
Date Incorporated: February 07, 2020

Terms:

Equity

Offering Minimum: $10,000.00 | 2,500 shares of Class B Membership Units
Offering Maximum: $1,070,000.00 | 267,500 shares of Class B Membership Units
Type of Security Offered: Class B Membership Units
Purchase Price of Security Offered: $4.00
Minimum Investment Amount (per investor): $200.00

Maximum Number of units Offered subject to adjustment for bonus units. See Bonus info below.

Company Perks*

Early Bird

Super Early Bird Bonus

Invest within the first week and receive additional 15% bonus units

Early Bird Bonus

Invest within the first two weeks and receive an additional 10% bonus units

Tier 1: $400+

Access to Private Investor Community, 2% Bonus units

Tier 2: $1,000+

Access to Private Investor Community Newsletter, 5% Bonus units

Tier 3: $2,500+

Investor Community Newsletter + Free GTFO It's Vegan T-Shirt and Hat + 10% Bonus units + free 1-year Saver membership granting 10% lower pricing on all products**

Tier 4: $5,000+

Investor Community Newsletter + Free GTFO It's Vegan T-Shirt and Hat + 12% bonus units, free 1-year Saver membership granting 10% lower pricing on all products**

Tier 5: $10,000+

Investor Community Newsletter + Free GTFO It's Vegan T-Shirt and Hat + 15% bonus units, free 3-year Saver membership granting 10% lower pricing on all products**

Tier 6: $20,000+

Investor Community Newsletter + Free GTFO It's Vegan T-Shirt and Hat + Onsite Visit / Time with Founder + 20% bonus units, free 3-year Saver membership granting 10% lower pricing on all products**

*All perks occur when the offering is completed.

** For retail purchases only. For purposes of clarity, the discount shall not apply for purchases of products for resale.

The 10% StartEngine Owners' Bonus

GTFO, It's Vegan will offer 10% additional bonus units for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine unitholders will receive a 10% bonus for any units they purchase in this offering. For example, if you buy 100 units of Class B Membership Units at $4.00 / unit, you will receive 110 units of Class B Membership Units, meaning you'll own 110 units for $400. Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole unit.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single unit bonus, which will be the highest bonus rate they are eligible for. For purposes of clarity, StartEngine OWNers shall receive the greater of the number of Bonus Units issuable pursuant to the StartEngine Owners Bonus and the number of Units issuable under Company Perks, however, shall not be entitled to both.

The Company and its Business

Company Overview

GreaTFOods, It's Vegan LLC (dba GTFO It's Vegan) is a progressive online retailer, wholesaler and distributor of curated vegan and plant based foods. We strive to be the distination for everybody, everywhere, for everything vegan and become one of the most important companies in this century to ensure the sustainability of our enviornment.

We are pioneering the "New Age Vegan" movement, appealing to individuals who may not be vegans today, but are seeking to eat and live better, without sacrificing the enjoyment of eating a great meal.

We seek out the newest innovations in vegan foods from all around the world, including meat, seafood, cheese and dairy, bakery, snacks, and much more. We currently have over 2,800 skus across 700+ brands, including our own private label brands.

We pride ourselves on giving the best possible customer experience, from an easy to use, visually appealing online shopping experience, to processing orders within 24-hours for delivery within 1 to 2 days right to our customers' doorstep.

Competitors and Industry

The global plant-based food market is anticipated to reach a market size of $74.2 billion by 2027, expanding at a CAGR of 11.9% from 2020 to 2027.

We see the market in four quadrants based on product focus (broad, vegan/plant based) and value chain focus (distribution, ecommerce).

Focusing on the US market, there are a handful of players that are soley ecommerce focused, including Vegan Essentials, VedgeCo, Vegii, and NoPigNeva. These players are solely online focused, with far fewer skus, and (with the exception of Vegan Essentials) rely solely on third party logistic companies to pick, pack and ship their orders.

There are also a number of ecommerce players that are more broad in their grocery product focus, including Thrive, FreshDirect, Instacart, and Peapod. While they carry some vegan and plant based options, their skus are very limited.

In the distribution space, there are several major and long time players, including UNFI, Kehe, DOT, and US Foods. They are very broad in their product set and only tend to carry nationally recognized vegan and plant based brands.

Finally, companies such as Amazon Fresh and Walmart span both ecommerce and distribution, though like the major distributors, tend to only carry nationally recognized brands. Amazon Fresh also only serves limited markets across the country.

While the competitive space is vast, no one currently owns the vegan / plant-based retail and distribution market, which is where GTFO It's Vegan strives to be the dominant player. Vegan customers, vendors and retailers WANT vegan partners; they don't want to obtain products from suppliers that serve the non-vegan market.

Current Stage and Roadmap

GTFO It's Vegan launched in May 2020 and acheived $3M in revenue in just over a year. We ship nationally to every state in the U.S. via one fulfillment center in Santa Ana, CA. We launched our online wholesale business in October 2020, and our private label line in November 2020 under the name GreaTFOods It's Vegan.

In the 3rd and 4th quarter of 2021, we plan to continue expanding our private label portfolio so ultimately it represents 30% of our skus. We also plan to open additional fulfillment centers in the Midwest and Southeast so we can reach our retail and wholesale customers faster and cheaper. We also plan to leverage third party logistic companies to stock our largest sellers and serve our wholesale accounts.

In early 2022, we plan to expand into other countries, starting with Canada.

By mid 2022, we plan to open retail concept stores co-located with our fulfillment centers and also plan to expand in to other vegan segments including clothing and cosmetics. We also plan to launch our own line of reusable container and packaging solutions to help reduce our carbon footprint.

The Team

Managers

Name: Marc Pierce

Marc Pierce's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO & Co-Founder
  Dates of Service: February 11, 2020 - Present
  Responsibilities: Leads operations; technology; finance; sales and marketing mix & analytics; customer service; annual salary $175,000 beginning in January 2022.

- **Position:** Chief Financial Officer/Manager
  Dates of Service: February 11, 2020 - Present
  Responsibilities: Manage and oversee all financial aspects of the organization; salary is disclosed in CEO role.

Other business experience in the past three years:

- **Employer:** Stonegate Advisors, LLC
  Title: CEO
  Dates of Service: April 18, 2005 - Present
  Responsibilities: Lead all aspects of this consulting and software as a service company, from marketing, sales, finance, operations and technology development.

Name: Tanya Pierce

Tanya Pierce's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President & Co-Founder & Manager
  Dates of Service: February 11, 2020 - Present
  Responsibilities: Leads product innovation, curation, category management; brand, marketing, & social media; recruiting; culture & social mission. Salary is $175,000 per year beginning in January 2022.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B Units should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. While the vegan and plant based markets are forecasted to grow exponentially, there is no guarantee that the growth will happen in the projected time frame. Conversely, the project rapid growth of the market will attract many other interested competitors which could impede our ability to capture market share at the forecasted cost of customer acquisition. There can be no assurance that the Company will be able to attract sufficient demand for our solution, that people think it's a better option than competing solutions, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. There can be no assurance that we will realize profitability in the projected time frame required to produce positive cash flow required to fund ongoing operations.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Class B Unit purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the unit that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the units back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the health food industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Class B Units in the amount of up to $5,000,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your

investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred unit financings in the future, which may reduce the value of your investment in the Class B Unit. Interest on debt securities could increase costs and negatively impact operating results. Preferred units could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred units could be more advantageous to those investors than to the holders of Class B units. In addition, if we need to raise more equity capital from the sale of Class B Unit, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per Unit.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with No Voting Rights

The Class B Units that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the Class B Units we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition

We will compete with larger, established companies who currently have products and solutions on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products or solutions earlier than us, or superior products or solutions than those developed by us. There can be no assurance that competitors will render our products or solutions obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

GreatFoods It's Vegan was launched on May 15, 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay distributions on any Units once our managers determine that we are financially able to do so. GreatFoods Its Vegan has incurred a net loss since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the Units.

We have existing patents that we might not be able to protect properly

One of the Company's valuable assets is its intellectual property. The Company's owns several trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on GTFO It's Vegan or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on GTFO It's Vegan could harm our reputation and materially negatively impact our financial condition and business.

Supply of Branded And Private Label Products

A large portion of our product portfolio today consists of other vendors' products, and as such, there can be no assurance these vendors will continue to supply us product or sell us product at a profitable level. In addition, many of our private label lines are sourced from overseas. There can be no assurance that we will continue to receive a steady supply of these products due to multiple factors including shipping delays, production delays, or loss of a vendor.

Acquiring Customers At An Affordable Level

We are heavily reliant on digital channels such as Facebook, Instagram, and Google to attract customers to our site, and as such, there can be no assurance that we will be able to continue driving traffic to our site at an affordable level or that these services can reach our target audiences at an affordable level. These risks are further exacerbated by increased competition in the space as well as increased regulatory oversight protecting individuals' online privacy.

Reliance On 3rd Party Logistics Companies

We also rely entirely on third party logistics companies (e.g. UPS, DHL, FedEx, USPS) to ship our products to our customers. There can be no assurance these delivery carriers will continue to offer us competitive shipping rates required to deliver our products to our customers.

Disruption In Day To Day Operations

As we rely heavily on manual labor to pick, pack, and ship our orders, there can be no assurance that there will be no disruptions in our service due to factors such as Covid, power outages, fires, that may impede our ability to operate.

Supply of Branded And Private Label Products

A large portion of our product portfolio today consists of other vendors products, and as such, there can be no assurance these vendors will continue to supply us product or sell us product at a profitable level. In addition, many of our private label lines are sourced from overseas. There can be no assurance that we will continue to receive a steady supply of these products due to multiple factors including shipping delays, production delays, or loss of a vendor.

Acquiring Customers At An Affordable Level

We are heavily reliant on digital channels such as Facebook, Instagram, and Google to attract customers to our site, and as such, there can be no assurance that we will be able to continue driving traffic to our site at an affordable level or that these services can reach our target audiences at an affordable level. These risks are further exacerbated by increased competition in the space as well as increased regulatory oversight protecting individuals' online privacy.

Reliance on 3rd Party Logistics Companies

We also rely entirely on third party logistics companies (e.g. UPS, DHL, FedEx, USPS) to ship our products to our customers. There can be no assurance these delivery carriers will continue to offer us competitive shipping rates required to deliver our products to our customers.

Disruption In Day To Day Operations

As we rely heavily on manual labor to pick, pack, and ship our orders, there can be no assurance that there will be no disruptions in our service due to factors such as Covid, power outages, fires, that may impede our ability to operate.

Risk of Borrowing

• Creditor : Halston Court Capital Amount Owed: $450,000.00 Interest Rate: 7.0% Maturity Date: In Negotiation • Creditor: Michael Pierce Amount Owed: $150,000.00 Interest Rate: 7.0% Maturity Date: December 31, 2022. As of September 1, 2021, we had an aggregate of $600,000 in outstanding debt, accruing interest at 7% per annum, $450,000 of which is currently in negotiation for an extension, and $150,000 of which is due and payable in full on December 31, 2022. In addition, we may have to seek loans from financial institutions or the government, especially under the CARES Act Paycheck Protection Program (PPP). Typical loan agreements might contain restrictive covenants which may impair our operating flexibility. A default under any loan agreement could result in a charging order that would have a material adverse effect on our business, results of operations or financial condition.

If our brand does not achieve more widespread consumer acceptance, our growth may be limited.

Our brand is early in its growth cycle and has not yet achieved extensive brand recognition. Accordingly, if consumers do not accept our brand, we will not be able to penetrate our markets and our growth may be limited.

Contamination of our products and/or counterfeit or confusingly similar products could harm the image and integrity of, or decrease customer support for, our brands and decrease our sales.

The success of our brand depends upon the positive image that consumers have of it. Contamination, whether arising accidentally or through deliberate third-party action, or other events that harm the integrity or consumer support for our brand, could affect the demand for our products. Contaminants in raw materials purchased from third parties and used in the production of our products or defects in the manufacturing could lead to low quality as well as illness among, or injury to, consumers of our products and could result in reduced sales. We may also be required to recall products in the event of contamination or damage. Also, to the extent that third parties sell products that are either counterfeit versions of our brand or brands that look like our brand, consumers of our brand could confuse our products with products that they consider inferior. This could cause them to refrain from purchasing our brand in the future and in turn could impair our brand equity and adversely affect our sales and operations.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Member Name	Number of Securities Owned	Type of Security Owned	Percentage
Marc Pierce	4,999,500	Class A Membership Units	50.0
Tanya Pierce	4,999,500	Class A Membership Units	50.0

The Company's Securities

The Company has authorized Class B Membership Units, and Class A Membership Units. As part of the Regulation Crowdfunding raise, the Company will be offering up to 267,500 of Class B Membership Units.

Class B Membership Units

The amount of security authorized is 6,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Membership Units.

Material Rights

Distributions.

Distributable Cash shall be distributed at such times as reasonably determined by the Managers. When distributed, Distributable Cash shall be distributed to the Members based on their Percentage Interests.

In making this calculation, we have assumed any units reserved for issuance under a stock plan are not issued.

Class A Membership Units

The amount of security authorized is 9,999,000 with a total of 9,999,000 outstanding.

Voting Rights

Full voting rights with respect to any matter upon which Members of the Company may vote pursuant to Operating Agreement and shall have the right to receive distributive shares of profits, losses, items of income, gain, loss, deduction and credit and distributions of the Company, all in accordance with the terms of Operating Agreement.

Material Rights

Class A Members have a Right of First Refusal and an Option to Purchase with respect to Class A Units. (*See exhibit F for details*)

What it means to be a minority holder

As a minority holder of the company, you will have no voting rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional units. In other words, when the company issues more units, the percentage of the company that you own will go down. Even though the value of the company may go up, you will own a smaller piece of a larger company. This increase in number of units outstanding could result from a membership interest offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising options, or by conversion of certain instruments (e.g. convertible bonds, preferred units or warrants) into membership units.

If the company decides to issue more units, an investor could experience value dilution, with each unit being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per unit (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Membership Units
  Type of security sold: Equity
  Final amount sold: $300,000.00
  Number of Securities Sold: 100,000
  Use of proceeds: Initial Issuance of 100,000 Units for Founder's Round
  Date: February 07, 2020
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Membership Units
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 9,999,000
  Use of proceeds: Issuance of additional Class A Units to ensure the valuation was reasonable.
  Date: September 30, 2021
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Between our inception on February 7, 2020 and December 31, 2020 (the "2020 Annual Period"), our net revenue was $903,831 our cost of goods sold was $622,336 and our gross profit ewas $281,495.

For the 2020 Annual Period our total operating expenses were $381,319, consisting of $179,731 in general and administrative expenses and $201,588 in sales and marketing expenses.

As result of the foregoing, for the 2020 Annual Period we had an operating loss and a net loss of $99,824.

Since launch in May of 2020, we have seen steady growth in month over month sales. With this growth, two factors have impacted both the cash flow and the expenses.

1) In October of 2020, GTFO It's Vegan moved from using a third party logistics company to pick, pack, and ship orders to opening our own warehouse facility. As such, we moved from having a variable cost associated with each order to a fixed cost, including rent, utilities, personnel, and packing equipment. This took our average fulfillment cost from $10.00 per box under the 3rd party logistics company to ~$13.50 per box based on volumes at that time.

2) With our growth, we were required to purchase increased levels of inventory to satisfy demand. In order to achieve better pricing, we began making larger purchases to reduce the unit cost. The required larger up front purchases in inventory reduced our cash on hand.

With the opening of our own fulfillment center, this enabled us to increase production capacity. The third party logistics company was only able to fulfill 40-50 orders per day. With our own facility, by augmenting staffing and not being restricted by union hours, we were able to increase capacity to up to 200 orders per day. Given the increased capacity, we also increase marketing expense in November of 2020 in advance of the holiday season which also let to a signficiant increase in monthly sales.

Currently revenue continues to average $250,000 monthly, with 10-15% growth anticpated in the coming months due to the holiday season. Average gross profit is 45%. Operating Expenses average 40%, plus modest subsidization of shipping at 10%, we are currently operating just above break even.

Historical results and cash flows:

Yes historical results and cash flows are representative of what investors should expec in the future; but a few notes:

1) we should see a decline in the marketing spend per order due to significant growth in our organic and free social medial channels and reduced reliance on paid media.

2) when we open another fulfillment center, we will incur expenses prior to realizing the demand, which similar to the opening of our first fulfillment center, will increase expenses ahead of realization of required revenue to achieve profitability.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of August 2021, the Company has capital resources available in the form of private debt for $600k from individual friend and family investors.

How do the funds of this campaign factor into your financial resources? (Are these

funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company expansion in servicing the entire United States at an affordable shipping level.

These funds are required to support the launch of a MidWest fulfillment center and introduction of 7-10 new private label lines.

Given we are revenue positive and continually take efforts to manage costs to sustain profitability, we should be able to continue operations at current revenue levels with some modest growth. However, the raise is required to achieve our aggressive growth targets.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company if we continue to operate at our current level (~$250k in sales per month).

However, in order to reach our next target of $500k in sales per month, the raise is absolutey essential and will comprise of 80% of the capital required to fuel this growth. The other capital on hand is being used to fund inventory purchases (we maintain roughly $300k in inventory at any one time) and day to day working capital.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The short term viability of this company is not dependant on this raise as we are revenue and cash flow positive, currently generating $250-$300k in revenue per month. A minimum raise of $10k at this point in our evolution would be relatively insignficant and would be applied to inventory purchases.

How long will you be able to operate the company if you raise your maximum funding goal?

The viability of this company is not dependant on this raise as we currently generate $250k-$300k in revenue per month and are operating at or slightly above break even. However, if the Company raises the maximum offering amount, we anticipate the Company will be able fund our expanded operations until year end 2022, and perhaps longer if we achieve our profitability goals - specifically that we realize sufficient volume and revenue to absorb the costs of opening an additional fulfillment center. This is based on a projected monthly burn rate of $150k for expenses related to rent, utilities, payroll, and inventory purchases.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Once the company achieve an annual run rate of over $6M (expected by Q1 of 2022), we anticipate raising a private equity/debt round to fuel continued expansion.

Indebtedness

- **Creditor:** Halston Court Capital
  Amount Owed: $450,000.00
  Interest Rate: 7.0%
  Maturity Date: January 31, 2022

- **Creditor:** Michael Pierce
  Amount Owed: $150,000.00
  Interest Rate: 7.0%
  Maturity Date: December 31, 2022

Related Party Transactions

- **Name of Entity:** Michael Pierce
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: $150,000 at 7% promissory note.
  Material Terms: $150,000 at 7%, maturity date at 12-31-2022

Valuation

Pre-Money Valuation: $39,996,000.00

Valuation Details:

Our pre-money valuation is $39.9M, which is 4X our forecasted Year 2 revenues. Our year 2 projections assumed a CAGR of 12% which is less than our prior year CAGR and in line with the market growth of 11.4%. Although comparable food and beverage industry companies have been trading at 3X revenue, we used a 4X multiple because we believe we are uniquely positioned to revolutionize the plant based market for online sales. Our at home delivery service outclasses our competitors and gives us a distinct advantage that we believe, combined other factors such as community support and partnerships, justifies the use of 4X.

This valuation is based on comparable Series raises in the plant based space and online market space, including, Thrive, Good Catch, and Miyokos. Good Catch's

Valuation is at $100m-$500m. Thrive's valuation is at $2B. During Thrive's first round they were pre revenue, and had a similarly high valuation.

Currently, we are conducting our first round of funding compared to those companies that have done multiple rounds. We are modeling our raise after their initial rounds after they started generating revenue.

Most of the comparable companies' initial rounds came from when they were pre-revenue, and we are revenue generating. We are not where they are currently, but we are modeling off of them during their initial raises. We believe that just starting out and being revenue generating with our projections that we are on pace to keep modeling after them.

The Company set its valuation internally, without a formal-third party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed any units reserved for issuance under a stock plan are not issued.

*https://www.bloomberg.com/news/articles/2021-07-08/thrive-market-is-said-to-plan-ipo-at-2-billion-plus-value

*https://www.pymnts.com/news/ipo/2021/thrive-market-mulls-2b-ipo-amid-global-interest-in-egrocery/

*https://www.forbes.com/sites/laurendebter/2020/10/27/wholesale-marketplace-faire-valued-at-25-billion-after-raising-170-million-series-e/?sh=595ade37abb4

*https://www.crunchbase.com/organization/good-catch/company_financials Miyokos is valued at $5B - https://www.businesswire.com/news/home/20210804005283/en/Miyoko's-Creamery-Closes-52M-in-Series-C-Funding-Accelerates-Distribution-and-Innovation-of-Vegan-Dairy

*https://labusinessjournal.com/news/2015/jul/23/thrive-market-leaps-329-million-round/ https://angel.co/company/thrive-market/funding

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Working Capital*
  96.5%
  Fuel ongoing operations and inventory purchases

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  15.0%
  Paid search and social marketing, use of influencers, tradeshows and other conferences, traditional advertising (e.g. magazines)

- *Research & Development*
  15.0%
  Implement required technology to streamline inventory management, e-commerce and shipping; includes efforts to develop lower carbon footprint packaging options

- *Operations*
  40.0%
  Finish building our California fulfillment center / open retail concept store fronts; set up Midwest warehouse infrastructure and team

- *Company Employment*
  10.0%
  Hire team of top talent, including operations, financial, product, logistics, and marketing

- *Inventory*
  6.5%
  Fund purchasing of inventory, including new private label lines.

- *Working Capital*
  10.0%
  Fund ongoing operations

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation

Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.gtfoitsvegan.com (https://gtfoitsvegan.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/gtfo-its-vegan

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR GreaTFOods, It's Vegan LLC

[See attached]

GREATFOODS, IT'S VEGAN LLC

FINANCIAL STATEMENTS
FROM INCEPTION (FEBRUARY 7, 2020) YEAR ENDED DECEMBER 31, 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members of
GreatFoods, It's Vegan LLC
Las Vegas, Nevada

We have reviewed the accompanying financial statements of GreatFoods, It's Vegan LLC (the "Company,"), which comprise the balance sheet as of December 31, 2020, and the related statement of operations, statement of members' equity (deficit), and cash flows for the period from Inception (February 7, 2020) to December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

July 28, 2021
Los Angeles, California

GreatFoods, It's Vegan LLC
BALANCE SHEET
(UNAUDITED)

As of December 31,		2020
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$	108,290
Account receivables, net		4,966
Inventories		233,377
Prepaids and other current assets		20,380
Total current assets		**367,014**
Property and Equipment, net		3,816
Security deposit		25,000
Total assets	$	**395,829**
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities:		
Account Payables	$	80,464
Forward financing		180,277
Other current liabilities		4,342
Total current liabilities		**265,083**
Total liabilities		**265,083**
MEMBERS' EQUITY		
Members' equity		130,746
Total members' equity		**130,746**
Total liabilities and members' equity	$	**395,829**

See accompanying notes to financial statements.

Inception (February 7, 2020)	December 31, 2020
(USD $ in Dollars)	
Net revenue	$ 903,831
Cost of goods sold	622,336
Gross profit	281,495
Operating expenses	
General and administrative	179,731
Sales and marketing	201,588
Total operating expenses	381,319
Operating income/(loss)	(99,824)
Interest expense	-
Other Loss/(Income)	-
Income/(Loss) before provision for income taxes	(99,824)
Provision/(Benefit) for income taxes	-
Net income/(Net Loss)	$ (99,824)

See accompanying notes to financial statements.

(in , $US)	Members' Equity
Inception (February 7, 2020)	$ -
Members' contribution	230,570
Net income/(loss)	(99,824)
Balance—December 31, 2020	$ 130,746

See accompanying notes to financial statements.

GreatFoods, It's Vegan LLC
STATEMENTS OF CASH FLOWS
(UNAUDITED)

As of Inception (February 7, 2020)		December 31, 2020
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$	(99,824)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation of property		954
Changes in operating assets and liabilities:		
Acount receivables		(4,966)
Inventories		(233,377)
Prepaids and other current assets		(20,380)
Account Payables		80,464
Forward financing		180,277
Other current liabilities		4,342
Security deposit		(25,000)
Net cash provided/(used) by operating activities		**(117,510)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of property and equipment		(4,770)
Net cash provided/(used) in investing activities		**(4,770)**
CASH FLOW FROM FINANCING ACTIVITIES		
Members contribution		230,570
Net cash provided/(used) by financing activities		**230,570**
Change in cash		108,290
Cash—beginning of year		-
Cash—end of year	$	**108,290**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$	-
Cash paid during the year for income taxes	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$	-
Issuance of equity in return for note	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-

See accompanying notes to financial statements.

GreatFoods, It's Vegan LLC
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2020

1. NATURE OF OPERATIONS

GreatFoods, It's Vegan LLC was formed on February 7, 2021 in the state of Nevada. The financial statements of GreatFoods, It's Vegan LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Las Vegas, Nevada.

GTFO It's Vegan is a progressive online retailer, wholesaler and distributor of curated vegan foods. We seek out the newest innovations in vegan foods from all around the world, including meat, seafood, cheese and dairy, bakery, snacks, and much more. We currently have over 2,800 skus across 700+ brands.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw finished goods which are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Warehouse Equipment	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2020 and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

Income is principally comprised of revenues earned by the Company as part of the sale of its vegan products mostly over its platform.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the period from inception to year ended December 31, 2020 amounted to $201,588, which is included in sales and marketing expense.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through July 28, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of December 31,	2020
Finished goods	$ 233,377
Total Inventories	**$ 233,377**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables. Prepaids and other current assets consist of the following items:

As of December 31,	2020
Prepaid expenses	$ 20,380
Total Prepaids and other current asset	**$ 20,380**

Other current liabilities consist of the following items:

As of December 31,	2020
Tax Payable	4,342
Total Other Current Liabilities	**$ 4,342**

5.   PROPERTY AND EQUIPMENT

As of December 31, 2020, property and equipment consists of:

As of Year Ended December 31,		2020
Warehouse Equipment	$	4,770
Property and Equipment, at Cost		**4,770**
Accumulated depreciation		(954)
Property and Equipment, Net	$	**3,816**

Depreciation expense for property and equipment for the period from inception to December 31, 2020 was in the amount of $954.

6.   MEMBERS' EQUITY

The ownership percentages of the members are as follows:

As of Year Ended December 31, 2020

Member's name	Ownership percentage
Marc Pierce	50.0%
Tanya Pierce	50.0%
TOTAL	**100.0%**

7.   DEBT

Forward Financing

On October 6, 2020, the Company entered into the Merchant Purchase Agreement with Gourmet Growth LLC (GG) in the maximum amount of $1,000,000. It bears facilitation fee of 0.5% and GG Charges of 1.25%. The lender provides the company with the advance amount in exchange for sale of receivables to the lender. As of December 31, 2020, the outstanding balance of this kind of financing is in the amount of $180,277, and entire amount is classified as the current portion. In March 2021, the entire amount was repaid.

8.   RELATED PARTY

There are no related party transactions.

9. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company enters various operating leases for facilities. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2020, are as follows:

Year	Obligation
2021	$ 180,192
2022	180,192
2023	180,192
2024	180,192
Thereafter	150,160
Total future minimum operating lease payments	**$ 870,928**

Rent expense was in the amount of $ 18,139 for the period from inception to December 31, 2020.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through July 28, 2021 the date the financial statements were available to be issued.

On April 12, 2021, the company entered into the Allonge to Bridge Note, Guaranty and Security Agreement with Halston Court Capital Inc., an Ontario, Canada in the original principal amount of $450,000.00, and guaranteed by Marc Pierce and Tanya Pierce. The loan bears an interest rate of 7% per annum the entire unpaid principal balance of the Loan together with all accrued and unpaid interest thereon and all other outstanding Obligations shall be and become due and payable, on the Maturity Date, the earlier of (i) August 12, 2021 and (ii) the date all of the Obligations otherwise become due and payable in accordance with the terms hereof.

On June 30, 2021, the company entered into the Promissory Note agreement with Michael Pierce in the amount of $150,000. The Note bears an interest rate of 6% per annum and has maturity date set on December 31, 2022. Borrowers shall pay the full Principal Sum under this Note on or before the Maturity Date, as set forth below:

a) Weekly payments of no less than Five Hundred Dollars ($500.00), including interest and principal amounts are due and owing from the Start Date (as defined herein), until the entire Principal Sum is paid in full on or before the Maturity Date   b) All payments received by the Lender on this Note, including any optional payments made prior to the Start Date, shall be applied by the Lender as follows: first, to the payment of applicable fees, costs and charges, if any; second to accrued interest and third, to the principal outstanding under this Note.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



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GTFO It's Vegan

The destination for everybody, everywhere, for everything vegan



GTFO
SHOP ALL
BAKERY
BEVERAGES
CHEESE & DAIRY
MEAT
SEAFOOD
PANTRY
SNACKS
PREPARED
PET
HOME GOODS
NEW PRODUCTS
FAMILY PACKS
The Destination For Everybody, Everywhere, For Everything Vegan!
Who Knew Vegan Could Taste So Good!
GTFO
it's vegan!

Website | Santa Ana, CA | FOOD & BEVERAGE

Our mission is to become the most important company in this century to ensure the sustainability of our people and our planet as a progressive online retailer, wholesaler, and distributor of curated vegan and plant-based foods.

$0.00 raised

0 Investors	$40M Valuation
$4.00 Price per Share	$200.00 Min. Investment
Units Security Type	Equity Offering Type
$1.07M Offering Max	Days Left



INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Recognizing the rapid growth of the plant-based market, GTFO It's Vegan launched in 2020 to appeal to the needs of all individuals seeking a more healthy lifestyle. This extends well beyond vegans and includes vegetarians, flexitarians
- Recognizing the rapid growth of the plant-based market, GTFO It's Vegan launched in 2020 to appeal to the needs of all individuals seeking a more healthy lifestyle. This extends well beyond vegans and includes vegetarians, flexitarians, athletes, and those with diet allergies and sensitivities.
- We have already surpassed $3 million in revenue in the past trailing 12 months of operations. In just 12 months, we have become a go-to destination to launch new vegan and plant-based brands and SKUs (Stock Keeping Units).
- GTFO It's Vegan is led by a husband and wife team with significant entrepreneurial experience. Currently we are self-financed with no outside shareholders.

OVERVIEW

The Destination For Everything Vegan, For Everyone, Everywhere.

At GTFO It's Vegan, we believe that healthy and sustainable plant-based eating is the key to a better future for both people and the planet. That's why we created the one-stop company for everything vegan.


GTFO
Did You Even
Know There Was
Well there is!!

We try all the products we sell to ensure they meet our taste, texture, scent, appearance, and packaging standards, with over 3,000 SKUs across 700+ brands. Our guiding principles of grace, abundance, hope, and flow have helped us build a community of tens of thousands customers enthusiastic about vegan and plant-based foods, and we are excited to continue to grow.

THE PROBLEM

Vegan Customers (Retail & Wholesale) Lack a Single Destination to Find Their Products

Even as the market for plant-based and vegan product rapidly grows, there is no single source destination to get everything vegan.


There is no single source destination to get everything vegan

While the competitive space is vast, no one currently owns the vegan / plant-based retail, wholesale, and distribution market.



No one currently owns the vegan / plant-based retail, wholesale, and distribution market

Our vegan and vegan-friendly customers, vendors and retailers tell us they PREFER exclusively vegan partners; they don't want to obtain products from traditional suppliers that serve the non-vegan market.

THE SOLUTION

Creating One Central Destination for Everything Vegan

Our organization is one that represents the **"New Age Vegan"** movement, appealing to people who may or may not be vegan, but are looking for better ways to live and eat without sacrificing the enjoyment of eating a tasty meal.

The
BIG FRY BURGER
2 PLANT-BASED BURGER PATTIES
20G PROTEIN PER BURGER
2 Patties
UNCUT PLANT-BASED burger
We represent the growing "New Age Vegan" movement

We pride ourselves on giving the **best possible customer experience**, from an easy to use, visually appealing online shopping experience, to processing orders within 24-hours for delivery within 1 to 2 days (at the customer's request).

request).

How We Find Our Products

We seek out the **newest innovations in vegan and plant-based products from all around the world**, including meat, seafood, cheese and dairy, bakery, snacks, household goods, pet food, and much more. We currently have over 3,000 SKUs across 700+ brands. Soon, we will add clothing and cosmetics.


We seek out the newest innovations in vegan foods from all around the world
GTFO
it's vegan!
We currently have over 3,000 SKUs across 700+ brands.

We try every product before featuring it on our site to **ensure each one adheres to our standards in taste, texture, scent, appearance, and packaging,** so when you try our products you'll want to say "GTFO It's Vegan".


We pride ourselves on giving the best possible customer experience
Popular Categories
Cheese
Meats
Seafood
Easy to use, visually appealing online shopping experience
Processing orders within 24-hours for delivery within 1 to 2 days



Our Business Model

We generate revenue through online retail and wholesale sales of both our branded and GreatFoods It's Vegan private label products, memberships, and vendor ad revenue from placement in our social media, emails, and website.



We generate revenue through
Online retail sales
Vendor ad revenue via our IG, emails, and website
Wholesale sales of our branded & GreatFoods It's Vegan private lablel products
Memberships
GREAT FOODS
VEGAN TUNA SASHIMI
GREAT FOODS
VEGAN CHICK'N SAMOSAS
GREAT FOODS
VEGAN Fettuccine Alfredo
Vegan Fettuccine Alfredo

We ensure our products are shipped in an environmentally-friendly cold shipper within 24-48 hours via UPS or other delivery services.

HOW WE ARE DIFFERENT

We Are Horizontally and Vertically Integrated

Imagine a world where buying your favorite plant-based products would be as simple as running to a nearby store or having them delivered right to your door. We are working towards making that a reality.

With our continued expansion, we aim to reach the level of big-box players that dominate the retail and wholesale space, differentiating ourselves as the only fully integrated plant-based organization in that market. Today, the online

only fully integrated plant-based organization in that market. Today, the online vegan retail market is highly fragmented, and no players are fully integrated plant-based enterprises.

Our ultimate goal is to cover everything, including online sales, brick and mortar retail, wholesale, logistics and distribution, manufacturing of our own private label line, sustainable packaging, and much more.

And with our ever growing industry leading and proprietary data set of what sells, how fast, and to whom, we can quickly anticipate changes in the market to find new growth opportunities and stay ahead of the competition.



THE MARKET

Vegan Foods Are More Popular Than Ever

The popularity of plant-based food over the past several years has shot up, translating to an explosive increase in sales. Unlike 5 years ago, plant-based alternatives are now available in nearly every major fast food chain and grocer across the country.

In the U.S. alone, the plant-based market grew 27% from 2019-2020 to $7 billion, predominately fueled by plant-based dairy, meats, and meals (source).



In 2020, we saw huge increases in sales across several plant-based product categories.





Plant-based Ice Cream & Frozen Desserts	20%	0.44
Plant-based Meat	45%	1.40
Plant-based Milk	20%	2.50

0.00 0.50 1.00 1.50 2.00 2.50 3.00

Total U.S. Plant-Based Sales Growth by Category 2020 (Billions)

Dollar sales $ % chg YA

The global plant-based food market is anticipated to reach a market size of $74.2 billion by 2027, expanding at a CAGR of 11.9% from 2020 to 2027 (Source).



$74.2 billion
The global plant-based food market's anticipated size by 2027

Key drivers for this **growth**

Increased intolerances for animal protein

Growing urbanization with new consumer aspiration

Significant venture capital investments in plant-based product companies

Increasing vegan and flexitarian populations

The Covid-19 pandemic highlighting issues with meat, dairy, and pork manufacturing

Key drivers for this growth include:

Key drivers for this growth include:

- Increased intolerances for animal protein
- Growing urbanization with new consumer aspiration
- Significant venture capital investments in plant-based product companies
- Increasing vegan and flexitarian populations
- The Covid-19 pandemic highlighting issues with meat, dairy, and pork manufacturing.

OUR TRACTION

Building an Enthusiastic Community of Plant-Based Consumers

We already have generated $3 million in revenue, with over 14k active customers. In addition, we have over 21k registered users on our site, over 72k Instagram followers, and an active email list of nearly 60k consumers - ALL ORGANICALLY ACQUIRED.

Our over 24k orders have an AOV of $120, and we have an estimated customer LTV of $500 and growing.



Generated $3 million in revenue

Over 14k active customers

Over 24k orders have an AOV of $120

Have an estimated customer LTV of $500 and growing

Healthy Eating for a Healthier Planet

Our company was formed for the people and our planet. We want it to be funded BY the people so they can take an active part in our mission.



We strive to build out our infrastructure to become the destination for everybody, everywhere for everything vegan.




EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

TANYA PIERCE (CO- FOUNDER):

The plant-based food market is anticipated to reach $74.2 billion by 2027.

Whether it's socially, environmentally, or nutritionally motivated, more and more Americans are incorporating plant-based foods into their diets. And yet, until now, we still haven't had a single-source for everything vegan, sourced from large and small vendors from all over the world. This includes groceries, cosmetics, clothing and much much more.

GTFO It's Vegan is changing that. Our plant based products are so good, you'll want to shout GTFO. It's Vegan?!

As the fastest growing online vegan platform, GTFO has become the go-to place for finding plant-based alternatives you didn't know existed. Need delicious vegan seafood, cheeses, or all the ingredients to make vegan sushi? GTFO's got you covered with over 3,000 SKUs.

We have surpassed $3 million in lifetime revenue, become the go-to destination for the latest vegan brand launches, and created our own private label line making everything from plant-based sashimi to heat and serve meals. In fact, we are launching our own line of vegan tuna, salmon, sailfish and calamari sashimi. Our goal is not only to sell these online, but place our products in every restaurant and supermarket across the country. We want to make our products available to everyone, everywhere.

TANYA PIERCE (CO-FOUNDER):

While vegans are thrilled they can finally get their hands on their favorite vegan meats, seafood, cheeses, and more through us, GTFO It's Vegan is for everyone looking for tasty, healthy, sustainable products. We believe eating vegan should be delicious, which is why we rigorously taste test and screen every product before we offer it. We're a family owned business that wants people everywhere to enjoy the best of the best.

MARC PIERCE (CO-FOUNDER):

GTFO was born out of our own experience. When Tanya and I moved from the Chicago to Newport Beach, we were amazed at how many more vegan and plant based food options were available. We realized quickly there are "vegan food deserts" everywhere, or places where it is hard to find great vegan and plant based options. Remember how the "organic" trend started and you could only find a small section in your grocery store? Today, you are lucky if you find even a small vegan section. Being seasoned entrepreneurs, we decided to start GTFO to ensure that healthy, sustainable food is available to everyone— including vegans, vegetarians, flexitarians, those with diet restrictions, athletes, and those vegan curious individuals that may have tried an Impossible breakfast sausage at Starbucks and wanted to know where they could buy more.

We are planning to open more fulfillment centers across the country to make shipping more affordable to our customers and even offer same day delivery.

We also plan to expand our private label line, launch a line of sustainable, home compostable packaging, and help our world by expanding the accessibility of our healthy and sustainable products.

TANYA PIERCE (CO-FOUNDER):

The fastest growing food innovations are in the plant-based market. Invest today and help GTFO become the destination for everybody, everywhere, for everything vegan.

The global plant-based and vegan food

market is expected to reach $74.2 billion by 2027. Want to invest in the one stop shop for everything vegan?

As the largest plant-based online retailer and wholesaler GTFO It's Vegan is the one stop shop for everything vegan.

Invest today in the destination for everybody, everywhere, for everything vegan.

More than 25 billion animals are killed by the meat industry each year. Invest in the company that's helping to put an end to animal cruelty.

With the largest range of plant-based products, GTFO It's Vegan is the one stop online shop for cruelty free meals.

Click to find out how you can join our mission,

We believe the Future of Food is GTFO It's Vegan.

GTFO It's Vegan is the largest plant-based online retailer and wholesaler, and we're still growing. Today you can get in on the ground floor.

Join us today and invest in the future of food.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

THE INTERESTS REPRESENTED BY THIS OPERATING AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 NOR QUALIFIED UNDER APPLICABLE STATE SECURITIES LAWS IN RELIANCE ON EXEMPTIONS THEREFROM. THESE INTERESTS HAVE BEEN ACQUIRED FOR INVESTMENT PURPOSES ONLY AND NOT WITH A VIEW TO DISTRIBUTION OR RESALE AND MAY NOT BE SOLD, MORTGAGED, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT FOR SUCH INTERESTS UNDER THE SECURITIES ACT OF 1933 AND THE REGULATIONS PROMULGATED PURSUANT THERETO (UNLESS EXEMPT THEREFROM) AND COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS AND REGULATIONS.

AMENDED AND RESTATED OPERATING AGREEMENT OF GREATFOODS, IT'S VEGAN LLC a Nevada Limited Liability Company

This **AMENDED AND RESTATED OPERATING AGREEMENT** is made and entered into as of September ___, 2021, by and among those persons designated as Members on the attached Exhibit A (each, a "**Member**," and collectively, the "**Members**"), and amends and restates the Operating Agreement for the Company dated March 1, 2020, as amended on July 18, 2020. Certain capitalized words used herein have the meanings set forth in Section 2 hereof.

1. ORGANIZATION

1.1 General. GREATFOODS, IT'S VEGAN LLC (the "**Company**") was formed as a Nevada limited liability company upon the execution and filing of the Articles of Organization with the Nevada Secretary of State in accordance with the Act, and the rights and liabilities of the Members are as provided in such Act, as may be modified in this Agreement. In the event of a conflict between the provisions of the Act and the provisions of this Agreement, the provisions of this Agreement shall prevail unless the Act specifically provides that an operating agreement may not change the provision in question.

1.2 Business Purpose. The Company may engage in any lawful act or activity for which a limited liability company may be organized under the Act.

1.3 Name and Address of Company. The business of the Company shall be conducted under the name "**GREATFOODS, IT'S VEGAN LLC**," and its principal executive office shall be located at such location as designated by the Managers.

1.4 Term. The term of this Agreement shall be coterminous with the period of duration of the Company as provided in the Certificate, which shall be perpetual unless sooner terminated as provided in this Agreement.

1.5 Registered Agent. The Company's initial registered agent shall be as provided in the Certificate. The registered agent may be changed from time to time by the Managers by causing the filing of the name of the new registered agent in accordance with the Act.

2.   DEFINITIONS

For purposes of this Agreement, the terms defined hereinbelow shall have the following meaning unless the context clearly requires a different interpretation:

2.1   **"Act"** shall mean Chapter 86 of the Nevada Revised Statutes, Section 86.011 et seq., including amendments from time to time.

2.2   **"Adjusted Capital Account Deficit"** shall mean, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant fiscal year, after giving effect to the following adjustments:

(a)   Credit to such Capital Account any amounts which such Member is deemed to be obligated to restore pursuant to the penultimate sentences of Treasury Regulations Section 1.704-2(g)(1) and 1.704-2(i)(5); and

(b)   Debit to such Capital Account the items described in Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5) and 1.704-1(b)(2)(iii)(d)(6) of the Treasury Regulations.

The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Section 1.704-1(b)(2)(ii)(d) of the Treasury Regulations and shall be interpreted consistently therewith.

2.3   **"Adjusted Capital Contributions"** shall mean the excess of (i) each Member's money or property contributed to the Company as capital, including contributions when the Company is formed, and later contributions, less any liabilities assumed by the Company pursuant to such contribution over (ii) the sum of cumulative Distributions to such Member under Section 4.4(a)(ii) attributable to such Member's Adjusted Capital Contributions as referred to therein (such Distributions to be valued in accordance with the principles of Treasury Regulation Section 1.714-1(b)(2)(iv)(e)).

2.4   **"Affiliates"** shall mean with respect to any person or entity: (a) any person or entity directly or indirectly controlling, controlled by, or under common control with such person or entity; (b) any person or entity owning or controlling 10% or more of the outstanding voting securities or beneficial interests of such person or entity; (c) any officer, director, manager, general partner, trustee, or anyone acting in a substantially similar capacity as to such person or entity; (d) any person or entity who is an officer, director, general partner, trustee, or holder of 10% or more of the voting securities or beneficial interests of any of the foregoing; and (e) any person or entity related to such person or entity within the meaning of Code Section 267(b).

2.5   **"Agreement"** shall mean this Amended and Restated Operating Agreement of the Company.

2.6   **"Approval of the Managers"** shall have the meaning set forth in Section 5.6.

2.7 **"Articles"** shall mean the Articles of Organization of the Company as filed with the Nevada Secretary of State, as the same may be converted from time to time.

2.8 **"Assignee"** shall mean a person who has acquired Units from a Member or Assignee, but who is not a Substituted Member.

2.9 **"Capital Account"** of a Member shall mean the capital account of that Member determined from the inception of the Company strictly in accordance with the rules set forth in Section 1.704-1(b)(2)(iv) of the Treasury Regulations. In accordance with that Section of the Treasury Regulations, a Member's Capital Account shall be equal to the amount of money contributed by the Member and the initial Gross Asset Value of any property contributed by the Member, increased by (a) allocations of Net Income to the Member, as well as any items in the nature of income or gain that are specially allocated pursuant to Sections 4.4(d) and 4.5, and (b) the amount of any Company liabilities assumed by such member or which are secured by any property distributed to such Member, and decreased by (v) the amount of money distributed to the Member, (w) the Gross Asset Value of any property distributed to the Member by the Company, (x) the Member's share of expenditures of the Company described in Section 705(a)(2)(B) of the Code (including, for this purpose, losses which are nondeductible under Section 267(a)(1) or Section 707(b) of the Code), (y) the Net Loss allocated to the Member, as well as any items in the nature of expenses or losses that are specially allocated pursuant to Sections 4.4(d), 4.5 and 4.6, and (z) the amount of any liabilities of such Member assumed by the Company or which are secured by any property contributed by such Member to the Company. In addition, the Capital Accounts of Members may be adjusted by the Managers to reflect a revaluation of Company assets as required under the definition of Gross Asset Value. The Capital Account of a Member shall be further adjusted as required by Section 1.704-1(b)(2)(iv) of the Treasury Regulations. To the extent that anything contained herein shall be inconsistent with Section 1.704-1(b)(2)(iv) of the Treasury Regulations, the Treasury shall control. The Capital Account of an Assignee shall be the same as the Capital Account of the Member from whom the Assignee acquired its interest, as further adjusted pursuant to this Section 2.8.

2.10 **"Capital Contribution"** shall mean the contribution to the capital of the Company by each Member, as provided in Section 3.1 hereof.

2.11 **"Class A Member"** means those members holding Class A Units as designated on Exhibit A hereto.

2.12 **"Class A Units"** shall mean Units designated as Class A Units and held by the Class A Members as designated on Exhibit A or in the books and records of the Company.

2.13 **"Class B Members"** means those members holding Class B Units as designated on Exhibit A hereto, or otherwise on the books and records of the Company.

2.14 **"Class B Units"** shall mean Units designated as Class B Units and held by the Class B Members as designated on Exhibit A or in the books and records of the Company. The Class B Units have no voting rights.

2.15 **"Code"** shall mean the Internal Revenue Code of 1986, as amended to date, or corresponding provisions of subsequent superseding revenue laws.

2.16 **"Company"** shall refer to the limited liability company created pursuant to the Articles as governed by this Agreement.

2.17 **"Company Minimum Gain"** with respect to any taxable year of the Company shall mean the "partnership minimum gain" of the Company computed strictly in accordance with the principles of Section l.704-2(b)(2) of the Treasury Regulations.

2.18 **"Distributable Cash"** shall mean the excess of cash received by the Company from operations over (a) operational cash disbursements (which shall include without limitation, service of Company debt obligations), and (b) a reasonable allowance for reserves, contingencies and anticipated obligations, as determined by the Managers.

2.19 **"Distributions"** shall mean any cash (or property to the extent applicable) distributed to the Members or Assignees arising from their ownership of Units.

2.20 "**Economic Interest**" means a share, expressed as a percentage, of one or more of the Company's Net Income, Net Loss, Nonrecourse Deductions, tax credits and Distributions, but does not include any other rights of a Member, including, without limitation, the right to vote or participate in the management of the Company or the right to information concerning the business and affairs of the Company.

2.21 **"Economic Risk of Loss"** shall mean the "economic risk of loss" within the meaning of Section 1.752-2 of the Treasury Regulations.

2.22 **"Gross Asset Value"** shall mean, with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

    (a) The initial Gross Asset Value of any asset contributed by a Member to the Company shall be the gross fair market value of such asset, as determined by the contributing Member and the Managers, provided that, if the contributing Member is a Manager, the determination of the fair market value of the contributed assets shall require the consent of a majority of the other Managers or Members;

    (b) The Gross Asset Values of all Company assets shall be adjusted to equal their respective gross fair market values, as determined by the Managers, as of the following times: (a) the acquisition of an additional interest in the Company by any new or existing Member in exchange for more than a de minimis Capital Contribution; (b) the distribution by the Company to a Member of more than a de minimis amount of property as consideration for an interest in the Company; and (c) liquidation of the Company within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(g); provided, however that the adjustments pursuant to clauses (a) and (b) above shall be made only if the Managers reasonably determine that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members in the Company;

(c)   The Gross Asset Value of any Company asset distributed to any Member shall be adjusted to equal the gross fair market value of such assets on the date of distribution as determined by the distributee and the Managers, provided that if the distributee is the Manager, the determination of the fair market value of the distributed assets shall require the consent of a majority of the other Managers; and

(d)   The Gross Asset Value of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m); provided, however, that Gross Asset Values shall not be adjusted pursuant to this Section 2.22 to the extent the Managers determine that an adjustment pursuant to Section 2.22(b) hereof is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this Section 2.22(d).

If the Gross Asset Value of an asset has been determined or adjusted pursuant to Section 2.22(a), (b) or (d) hereof, such Gross Asset Value shall thereafter be adjusted by the depreciation taken into account with respect to such asset for purposes of computing Net Income and Net Loss.

2.23   "**Interest Holders**" means both Members and Assignees.

2.24   "**Initial Capital Contribution**" shall mean the initial contribution to the capital of the Company by each Member, as provided in Section 3.1 hereof, Exhibit A hereto or otherwise in the books and records of the Company.

2.25   "**Manager**" or "**Managers**" shall mean those persons serving as Managers pursuant to Section 5.2 hereof.

2.26   "**Majority Vote**" shall mean approval by the affirmative vote or written consent of more than fifty percent (50%) of (i) all of the Units (Class A Units and Class B Units) then outstanding, voting as a single class, in any instance in which approval of the Members, without regard to the Class of Units held by them, is required to be obtained, or (ii) the outstanding Units of any Class (whether Class A Units or Class B Units) in any instance in which a vote or consent of the holders of the Units of such Class, voting or consenting as a separate Class, is required to be obtained.   Notwithstanding the foregoing, unless otherwise required by applicable law, the holders of Class B Units have no voting rights.

2.27   "**Member**" shall mean any person or entity admitted to the Company as a Member or Substituted Member and who has not ceased to be a Member, as set forth in Exhibit A hereto, or otherwise in the books and records of the Company. Wherever the context requires, reference in this Agreement to a Member shall include an Assignee who does not become a Substituted Member wherever such reference relates solely to an Economic Interest in the Company.

2.28   "**Member Nonrecourse Debt**" shall mean liabilities of the Company treated as "partner nonrecourse debt" under Section 1.704-2(b)(4) of the Treasury Regulations.

2.29 **"Member Nonrecourse Deductions"** shall mean in any Company fiscal year, the Company deductions that are characterized as "partnership nonrecourse deductions" under Section 1.704-2(i)(2) of the Treasury Regulations.

2.30 **"Net Income"** and **"Net Loss"** shall mean the net book income or loss of the Company for any relevant period. The net book income or loss of the Company shall be computed in accordance with Federal income tax principles (i) under the method of accounting elected by the Company for federal income tax purposes, (ii) as applied without regard to any recharacterization of transactions or relationships that might otherwise be required under such tax principles and (iii) as otherwise adjusted pursuant to the following provisions in this Section. The net book income or loss of the Company shall be computed, inter alia, by:

        (i) including as income or deductions, as appropriate, any tax-exempt income and related expenses that are neither properly included in the computation of taxable income nor capitalized for federal income tax purposes;

        (ii) including as a deduction when paid or incurred (depending on the Company's method of accounting) any amounts utilized to organize the Company or to promote the sale of (or to sell) Units in the Company, except that amounts for which an election is properly made by the Company under Section 709(b) of the Code shall be accounted for as provided therein;

        (iii) including as a deduction or loss any losses incurred by the Company in connection with the sale or exchange of property notwithstanding that such losses may be disallowed to the Company for federal income tax purposes under the related party rules of Code Sections 267(a)(1) or 707(b) or otherwise;

        (iv) calculating the gain or loss on disposition of Company assets and the depreciation, amortization or other cost recovery deductions, if any, with respect to Company assets by reference to their Gross Asset Value rather than their adjusted tax basis;

        (v) excluding any gain or income specially allocated under Sections 4.4(c), 4.5, and 4.6 hereof; and

        (vi) excluding Nonrecourse Deductions.

2.31 **"Nonrecourse Deductions"** in any fiscal year means the amount of Company deductions that are characterized as "nonrecourse deductions" under Section 1.704-2(b)(1) of the Treasury Regulations.

2.32 **"Nonrecourse Liabilities"** shall mean the liabilities of the Company treated as "nonrecourse liabilities" under Section 1.752-1(a)(2) of the Treasury Regulations.

2.33 "**Partnership Representative**" has the meaning designated in Section 5.4.

2.34 **"Percentage Interest"** shall mean with respect to each Member, the percentage derived by dividing the number of Units held by such Member by the total number of issued and outstanding Units owned by all Members from time to time.

2.35 **"Permitted Transfers"** include a Transfer of all or a portion of a Class A Member's Class A Units or Economic Interests (a) to a trust or other entity for the sole benefit of such Class A Member and/or his or her spouse or issue, provided that the transferring Class A Member continues to have sole voting control over such transferred Class A Units; (b) to the spouse or lineal descendants of the Member as the result of a death of a Class A Member (provided, however, upon such transfer, such transferee shall only be deemed the holder of an Economic Interest); (c) to any entity controlled by the Class A Member; (d) in the case an original Class A Member is an entity, to the owners of such entity that were owners of such entity as of the original date of this Agreement; or (e) to another Class A Member.

2.36 **"Partnership Representative"** has the meaning designated in Section 5.5.

2.37 **"Person"** means any entity, corporation, company, association, joint venture, joint stock company, partnership (whether general, limited or limited liability) trust, limited liability company, real estate investment trust, organization, individual (including any personal representative, executor or heir of a deceased individual), nation, state, government (including any agency, department, bureau, board, division or instrumentality thereof), trustee, receiver or liquidator.

2.38 **"Substituted Member"** shall mean an Assignee who has become a Member pursuant to Section 8.4.

2.39 **"Termination for Cause"** shall be deemed to occur, for any of the following reasons: (1) the Member commits any illegal act which materially and adversely affects the business of the Company or any of its Affiliates, or which involves acts of theft, fraud, misappropriation of funds, embezzlement, moral turpitude or similar conduct; (2) the Member engages in serious misconduct which is material to the Member's performance of the Member's duties and obligations for the Company; or (3) the Member violates any confidentiality, non-solicitation or other covenants in this Agreement or in any other agreement entered into between the Member and the Company or any of its Affiliates.

2.40 **"Transfer"** means, with respect to a Unit or any interest therein, the sale, assignment, transfer or pledge, whether direct or indirect, voluntary, involuntary or by operation of law, and whether or not for value, of (i) all or any part of that Unit or interest therein or (ii) a controlling interest in any Person which directly or indirectly through one or more intermediaries holds that Unit or interest therein. Transfer includes, but is not limited to, any transfer as a result of or in connection with (a) any property settlement or judgment incident to a divorce, dissolution of marriage or separation, (b) the appointment of a conservator of a Person, (c) any transfer resulting from the death of a Member or the spouse of a Member, and (d) with respect to any Units transferred by a Member to a trust as permitted hereunder, the loss of sole voting control over such Units by the transferring Member or such Units becoming no longer subject to such trust unless such Units are returned to the original transferor thereof. Notwithstanding the foregoing, a pledge of Units required in connection with institutional or other financing of the Company or any subsidiary of the Company, shall not be deemed a "Transfer" hereunder, and shall not be subject to the transfer restrictions set forth in Section 8.1(a).

2.41 **"Treasury Regulations"** shall mean the regulations of the United States Treasury Department pertaining to the Code, as amended, and any successor provision(s).

2.42 **"Unit"** represents a unit of measurement by which a Member's right to vote, participate in Net Income, Net Loss, Nonrecourse Deductions, tax credits and/or Distributions shall be determined (other than Distributions in liquidation as provided in Section 11.3 hereof), and which are held by Members as designated on Exhibit A.

3. CAPITAL

3.1 Capital Contributions.

(a) **Initial Contribution.** Each Member has made or shall make an initial contribution to the capital of the Company in the amount set forth on Exhibit A, or in the books and records of the Company, in exchange for the number and Class of Units set forth opposite such Member's name.

(b) **Subsequent Contributions.** No Member shall be required to make an additional capital contribution to the Company. However, if the Managers so consent, which consent shall not be unreasonably withheld, conditioned or delayed, any or all Class A Members may make such loans to the Company having a per annum interest rate of no more than 3.00 percentage points above the Wall Street Journal Prime Rate, and having such other reasonable terms as the Managers shall determine in their sole discretion. No loan or loans made by any Member to the Company shall increase any such Member's number of Units.

3.2 Interest.
No Member shall receive interest on its contribution to the capital of the Company.

3.3 Withdrawal and Return of Capital.
Except as may be provided herein, no Member may withdraw any portion of the capital of the Company and no Member shall be entitled to the return of its contribution to the capital of the Company except on dissolution of the Company.

3.4 Capital Accounts.

(a) **Member Capital Accounts.** An individual Capital Account shall be maintained for each Interest Holder.

(b) **Capital Account of Assignee.** On any sale or transfer of any Units, the Capital Account of the transferor with respect to the Units transferred shall become the Capital

Account of the Assignee or Substituted Member, as applicable, with respect to such Units, as such Capital Account existed at the effective date of the transfer of such Units.

(c)   **Deficit Capital Account.**   No Member shall have any liability to the Company, to any other Member, or to the creditors of the Company on account of any deficit Capital Account balance.

4.   FINANCIAL

4.1   **Accounting Method.**   The Company books shall be kept in accordance with the method of accounting determined by the Managers.

4.2   **Fiscal Year.**   The fiscal year of the Company shall end on December 31, unless the Managers determine that some other fiscal year would be more appropriate and obtain the consent of the Internal Revenue Service to use that other fiscal year.

4.3   **Organizational Expenses of the Company.**   The Company shall pay or reimburse to the Managers and the Members any expenses incurred by them on behalf of the Company with respect to the formation and organization of the Company (including legal and filing fees).

4.4   **Net Income, Net Loss and Distributions.**

(a)   **Distributions.** Distributable Cash shall be distributed at such times as reasonably determined by the Managers. When distributed, Distributable Cash shall be distributed to the Members based on their Percentage Interests.

(b)   **Allocations of Net Income, Net Loss and Nonrecourse Deductions.** Subject to Sections 4.4(d), 4.5 and 4.6 below, Net Income Net Loss and Nonrecourse Deductions shall be allocated among the Members based on their Percentage Interest.

(c)   **Tax Allocations.**   Except for the allocations contained in Section 4.4(d)(i), all income, gains losses, deductions and credits of the Company shall be allocated for federal, state and local income tax purposes in accordance with the allocations of Net Income and Net Loss.

(d)   **Special Allocations.**   The following special allocations shall be made:

(i)   **704 Allocations.**   In accordance with Code Section 704(c) and the Treasury Regulations thereunder, income, gain, loss, and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take account of the variation between the adjusted basis of such property to the Company for federal income tax purposes and its initial Gross Asset Value.

In the event the Gross Asset Value of any Company asset is adjusted due to a revaluation of Company assets under Treasury Regulations Section 1.704(b)(2)(iv)(f), subsequent allocations of income, gain, loss and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Gross Asset Value in the same manner as under Code Section 704(c) and the Treasury Regulations thereunder.

Any elections or other decisions relating to such allocations shall be made by the Managers in any manner that reasonably reflects the purpose and intention of this Agreement. Allocations pursuant to this Section 4.4(d)(i) are solely for purposes of federal, state, and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Profits, Losses, other items, or distributions pursuant to any provisions of this Agreement.

(ii)   **Recapture.** In the event that the Company has taxable income that is characterized as ordinary income under the recapture provisions of the Code, each Member's distributive share of taxable gain or loss from the sale of Company assets (to the extent possible) shall include a proportionate share of this recapture income equal to that Member's prior share of prior cumulative depreciation deductions with respect to the assets which gave rise to the recapture income.

(iii)   **Minimum Gain Chargeback.** Except as otherwise provided in Section 1.704-2(f) of the Treasury Regulations, in the event that there is a net decrease in the Company Minimum Gain during any taxable year, each Member shall be allocated items of income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Member's share of the net decrease in such Company Minimum Gain during such year in accordance with Section 1.704-2(g) of the Treasury Regulations. This Section 4.4(d)(iii) is intended to comply with the minimum gain chargeback requirement of Section 1.704-2(f) of the Treasury Regulations and shall be interpreted consistent therewith.

(iv)   **Member Minimum Gain Chargeback.** Except as otherwise provided in Section 1.704-2(i)(4) of the Treasury Regulations, in the event there is a net decrease in the minimum gain attributable to a Member Nonrecourse Debt during any taxable year, each Member with a share of such minimum gain shall be allocated income and gain for the year (and, if necessary, subsequent years) in accordance with Section 1.704-2(i) of the Treasury Regulations. This Section 4.4(d)(iv) is intended to comply with the chargeback requirement of Section 1.704-2(i)(4) of the Treasury Regulations and shall be interpreted consistent therewith.

(v)   **Qualified Income Offset.** Any Member who unexpectedly receives an adjustment, allocation, or distribution described in subparagraphs (4), (5) or (6) of Section 1.704-1(b)(2)(ii)(d) of the Treasury Regulations, which adjustment, allocation or distribution creates or increases a deficit balance in that Member's Capital Account, shall be allocated items of "book" income and gain in an amount and manner sufficient to eliminate or to reduce the deficit balance in that Member's Capital Account so created or increased as quickly as possible in accordance with Section 1.704-1(b)(2)(ii)(d) of the Treasury Regulations and its requirements for a "qualified income offset." The Members intend that the provision set forth in this Section 4.4(d)(v) will constitute a "qualified income offset" as described in Section 1.704-1(b)(2)(ii)(d) of the Treasury Regulations and shall be interpreted consistent therewith.

(vi) **Member Nonrecourse Deductions.** After the allocations of Net Loss and Nonrecourse Deductions, Member Nonrecourse Deductions shall be allocated between the Members as required in Section 1.704-2(i)(1) of the Treasury Regulations, in accordance with the manner in which the Member or Members bear the Economic Risk of Loss for the Member Nonrecourse Debt corresponding to the Member Nonrecourse Deductions, and if more than one Member bears such Economic Risk of Loss for a Member Nonrecourse Debt, the corresponding Member Nonrecourse Deductions must be allocated among such Members in accordance with the ratios in which the Members share the Economic Risk of Loss for the Member Nonrecourse Debt.

(vii) **Code Section 754 Adjustment.** To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or Code Section 743(b) is required, pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)3(m)(2) or Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as a result of a distribution to a Member in complete liquidation of his interest, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specifically allocated to the Members in accordance with their interests in the Company in the event Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(2) applies, or the Members to whom such distribution was made in the event that Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(4) applies.

(viii) **Allocations Relating to Taxable Issuance of Company Interests.** Any income, gain, loss, or deduction realized as a direct or indirect result of the issuance of an interest in the Company to a Member (the "issuance items") shall be allocated among the Members so that, to the extent possible, the net amount of such issuance items, together with all other allocations under this Agreement to each Member, shall be equal to the net amount that would have been allocated to each such Member of the issuance items had not be realized.

(e) **Varying Interests.** Where any Member's interest, or portion thereof, is acquired or transferred during a taxable year or for any other purpose requiring the determination of Net Income, Net Loss or any other items allocable to any period, the Managers may choose to implement the provisions of Section 706(d) of the Code in allocating among the varying interests.

(f) **Excess Nonrecourse Liabilities.** Solely for purposes of determining a Member's proportionate share of the "excess nonrecourse liabilities" of the Company within the meaning of Treasury Regulations Section 1.752-3(a)(3), the Members' interests in Company profits are in proportion to their Percentage Interests.

(g) **Consent of Member.** The Members are aware of the income tax consequences of the methods, hereinabove set forth, by which Net Income, Net Loss and Distributions are allocated and distributed and hereby agree to be bound by them in reporting them for income tax purposes. The Members hereby expressly consent to such provisions as an express condition of becoming a Member.

4.5 **Curative Allocations.** The allocations set forth in Sections 4.4(d)(iii), (iv), (v), (vi) and (vii) hereof and the allocations of Nonrecourse Deductions in Section 4.4(b) (the "**Regulatory**

Allocations") are intended to comply with certain requirements of the Treasury Regulations. It is the intent of the Members that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of Company income, gain, loss, or deduction pursuant to this Section 4.5. Therefore, notwithstanding any other provision of this Section 4 (other than the Regulatory Allocations), the Managers shall make such offsetting special allocations of Company income, gain, loss or deduction in whatever manner they determine appropriate so that, after such offsetting allocations are made, each Member's Capital Account balance is, to the extent possible, equal to the Capital Account balance such Member would have had if the Regulatory Allocations were not part of the Agreement and all Company items were allocated pursuant to Section 4.4(b). In exercising their discretion under this Section 4.5, the Managers shall take into account future Regulatory Allocations under Sections 4.4(d)(iii) and (iv) that, although not yet made, are likely to offset Regulatory Allocations made under Section 4.4(b) and Section 4.4(d)(vi).

4.6   Loss Limitation.   Net Loss and Nonrecourse Deductions allocated pursuant to Section 4.4(b)(ii) hereof shall not exceed the maximum amount of Net Loss and Nonrecourse Deductions that can be allocated without causing any Member to have an Adjusted Capital Account Deficit at the end of any fiscal year. In the event some but not all of the Members would have Adjusted Capital Account Deficits as a consequence of allocations of Net Loss and Nonrecourse Deductions pursuant to Section 4.4(b)(ii) hereof, the limitations set forth in this Section 4.6 shall be applied on a Member by Member basis and Net Loss and Nonrecourse Deductions not allocable to any Member as a result of such limitation shall be allocated to the other Members in accordance with the positive balances in such Member's Capital Accounts so as to allocate the maximum permissible Net Loss and Nonrecourse Deductions to each Member under Treasury Regulations Section 1.704-1(b)(2)(ii)(d).

4.7   Tax Elections.   The Managers shall, without further consent of the Members being required (except as specifically required herein), have the authority to make any and all elections for federal, state, and local tax purposes including, without limitation, any election, if permitted by applicable law, to adjust the basis of Company property pursuant to Code Sections 754, 734(b) and 743(b), or comparable provisions of state or local law, in connection with transfers of interests in the Company and Company Distributions.

5.   MANAGEMENT

5.1   Management of the Company.   Subject to the provisions in this Agreement relating to actions required to be approved by the Class A Members, the operations and affairs of the Company shall be administered by its Managers. Except as otherwise set forth in this Agreement, the Managers shall have all authority, rights, and powers conferred by law and those necessary or appropriate to carry out the purposes of the Company as set forth in Section 1.2 hereof, and all such authority, rights and powers shall be exercised by or under the direction of the Managers.

5.2   Election of Managers.

GreatFoods, It's Vegan LLC –Amended and Restated Operating Agreement

(a) **Election and Qualifications of Managers.** The initial number of managers shall be Two (2). As long as Tanya Pierce holds at least 25% of the Units originally granted to her under this Agreement, and unless she has been Terminated For Cause, he shall have the right to appoint one Manager. As long as Marc Pierce holds at least 25% of the Units originally granted to him under this Agreement, and unless he has been Terminated For Cause, he shall have the right to appoint one Manager. The initial managers shall be Tanya Pierce and Marc Pierce.

(b) **Tenure.** Unless he or she resigns or is removed, each Manager shall hold office until a successor shall have been elected and qualified.

(c) **Resignation.** A Manager may resign at any time by giving written notice to the other Managers. The resignation of a Manager who is also a Member shall not affect the Manager's rights as a Member and shall not constitute a withdrawal of that Member.

(d) **Removal**. A Manager may be removed by a Majority Vote of the Class A Members. The removal of a Manager who is also a Member, or associated with a Member, shall not affect the Manager's rights as a Member and shall not constitute a withdrawal of that Member.

(e) **Vacancies**. Any vacancy in the number of Managers occurring for any reason shall be filled by appointment by a Majority Vote of the Class A Members; provided, however, if a particular Member has the right to designate the applicable Manager pursuant to Section 5.2(a), only the Member which had the right to appoint such Manager shall have the right to appoint a Manager to fill such vacancy, unless such Member refuses or fails to appoint such Manager or unless such Member's designee is removed by the other Members by a Majority Vote, in which case, the remaining Members by a Majority Vote shall have the right to fill such vacancy.

5.3 **Responsibilities of the Managers.** Each Manager shall devote such time to administering the business of the Company as he or she reasonably deems necessary to perform his or her duties as set forth in this Agreement. Nothing in this Agreement shall preclude the employment by the Company of any agent or third party to provide services in respect of the business of the Company; provided, however, that the Managers shall continue to have ultimate responsibility under this Agreement. The Managers shall cause to be filed such certificates or filings as may be required for the continuation and operation of the Company as a limited liability company in any state in which the Company elects to do business. Managers shall be entitled to receive reasonable compensation for their services.

5.4 **Meetings of Managers.** Nothing in this Agreement is intended to require that meetings of Managers be held, it being the intent of the Members that meetings of Managers are not required. Meetings of the Managers may be called by a majority of the Managers; provided, however, that if there are less than three Managers, any one Manager may call a meeting. Managers may participate in a meeting through use of conference telephone or similar communications equipment, so long as all Managers participating in such meeting can hear one another. Participation in a meeting in such manner constitutes a presence in person at such meeting.

(a)   Notice of Meeting. In the event the Managers call a meeting, notice of the time and place of such meeting, which includes a description of the matters to be voted upon at such meeting, shall be (i) delivered personally or by telephone (including a voice messaging system or other system or technology designed to record and communicate messages), telegraph, facsimile, electronic mail, or other electronic means, to each Manager at least three (3) calendar days before the time of the holding of the meeting, or (ii) sent by overnight courier at least five (5) calendar days before the time of the holding of the meeting, charges prepaid, addressed to each Manager at that Manager's address as it is shown on the records of the Company. Emergency meetings may be called within shorter time frames provided that each Manager is actually notified and has an opportunity to be present. Any oral notice given personally or by telephone may be communicated either to the Manager or to a person at the office or home of the Manager who the person giving the notice has reason to believe will promptly communicate it to the Manager.

(b)   Waiver of Notice.   The transactions of any meeting of the Managers, however called and noticed or wherever held, shall be as valid as though a meeting had been duly held after regular call and notice and if, either before or after the meeting, each of the Managers not present signs a written waiver of notice or a consent to holding the meeting. The waiver of notice or consent need not specify the purpose of the meeting. Notice of a meeting shall also be deemed given to any Manager who attends the meeting.

(c)   Quorum. A majority of the Managers shall constitute a quorum for the conduct of any business at a meeting of Managers.

(d)   Action Without a Meeting. Any action required or permitted to be taken by the Managers may be taken by the Managers without a meeting, if the requisite number of votes of the Managers (as required pursuant to Section 5.6) is obtained in writing prior to such action. Such action by written consent shall have the same force and effect as an Approval of the Managers obtained at a duly called meeting of the Managers.

5.5   Partnership Representative for Tax Matters.

(a)   Appointment. The Managers who are Members shall designate one Manager that is a Member to be the "tax matters partner" or "partnership representative" (as the case may be) of the Company pursuant to Code Sec. 6231(a)(7) (the "**Partnership Representative**"), or, if there is no Manager that is a Member, the Partnership Representative shall be a Member that has the largest Membership Interest at the close of the applicable taxable year. For purposes of Code Section 6231(a)(7), Marc Pierce, is designated as the initial Partnership Representative of the Company within the meaning of Code Section 6223. The Partnership Representative shall have sole authority to act on behalf of the Company for purposes of subchapter C of Chapter 63 of the Code and any comparable provisions of state or local income tax laws. For purposes of this Section 5.7, unless otherwise specified, all references to provisions of the Code shall be to such provisions as enacted by the Bipartisan Budget Act of 2015.

(b)   Resignation; Removal. The Partnership Representative may resign at any time. The Person serving as the Partnership Representative or Partnership Representative shall be automatically removed as Partnership Representative or Partnership Representative upon the death, dissolution and/or winding up, legal incompetency or bankruptcy of such Person, and the Person serving as the Partnership Representative or Partnership Representative may be removed at any time by unanimous consent of the Managers or a Majority Vote of the Members. Upon such resignation or removal of the Partnership Representative, a successor to serve in such position shall be designated by unanimous consent of the Managers or a Majority Vote of the Members.

        (c)   Elections. If the Company qualifies to elect pursuant to Code Section 6221(b) (or successor provision) to have federal income tax audits and other proceedings undertaken by each Member rather than by the Company, the Company shall make such election.

        (d)   Partnership Adjustments. Notwithstanding other provisions of this Agreement to the contrary, if any "partnership adjustment" (as defined in Code Section 6241(2)) is determined with respect to the Company, the Partnership Representative, in its discretion, may cause the Company to elect pursuant to Code Section 6226 to have any such adjustment passed through to the Members for the year to which the adjustment relates (i.e., the "reviewed year" within the meaning of Code Section 6225(d)(1)). In the event that the Partnership Representative has not caused the Company to so elect pursuant to Code Section 6226, then any "imputed underpayment" (as determined in accordance with Code Section 6225) or "partnership adjustment" that does not give rise to an "imputed underpayment" shall be apportioned among the Members for the taxable year in which the adjustment is finalized in such manner as may be necessary (as determined by the Manager in good faith) so that, to the maximum extent possible, the tax and economic consequences of the partnership adjustment and any associated interest and penalties are borne by the Members based upon their interests in the Company for the reviewed year.

        (e)   Member Cooperation. Each Member agrees that, upon request of the Partnership Representative, such Member shall take such actions as may be necessary or desirable (as determined by the Partnership Representative) to (1) allow the Company to comply with the provisions of Code Section 6226 so that any "partnership adjustments" are taken into account by the Members rather than the Company or (2) file amended tax returns with respect to any "reviewed year" (within the meaning of Code Section 6225(d)(1)) to reduce the amount of any "partnership adjustment" otherwise required to be taken into account by the Company.

    5.6   **Voting / Approval of the Managers.** For purposes of this Agreement, each Manager shall be entitled to one (1) vote. Unless otherwise set forth herein, any action to be determined by the Managers shall be made pursuant to an "**Approval of the Managers**," which for purposes of this Agreement shall mean a majority vote of the Managers entitled to vote on the matter. If there is a deadlock in the vote of the Managers with respect to any action, the vote shall be determined by the Majority Vote of the Class A Members. If there is a deadlock in such vote of the Class A Members, the Company shall submit the matter to an independent accounting firm selected by the Class A Members by a Majority Vote, which shall either resolve the deadlock or appoint a neutral third party to resolve the deadlock in the best interests of the Company. The decision of such third party shall be final and binding on all of the Managers and Members. The Company, the Manager and the Members agree to hold such third party which resolves the dispute, harmless, and indemnify such third party from any liability, related to resolving, or resulting from its resolution of, the deadlock.

5.7   Compensation of Manager.   The Managers shall receive such reasonable compensation for its services as determined in the sole and reasonable discretion of the Managers.

5.8   Appointment of Officers. The Managers may at any time appoint officers to whom the Managers may delegate some or all of their duties, powers and responsibilities, including their specific powers and approval rights hereunder. The officers of the Company, if deemed necessary or appropriate by the Managers, may include, without limitation, a chairperson, a president, a chief executive officer, one or more vice presidents, a secretary (and one or more assistant secretaries) and a chief financial officer or treasurer (and one or more assistant treasurers). The officers will serve until death or resignation or until removed by action of the Managers. Any individual may hold any number of offices. The general areas of responsibility and specific powers and duties of each officer will be as determined by the Managers.

6.   LIABILITY, RIGHTS, AUTHORITY AND VOTING OF MEMBERS

6.1   Liability of Members. Except as specifically provided in this Agreement or the Act, no Member shall be liable for the debts, liabilities, contracts, or any other obligations of the Company except with respect to their Capital Contributions as indicated herein. Only the Company or a Manager (and no third party creditor, either in its own right or as a successor-in-interest of the Company, and including a trustee, receiver or other representative of the Company or Member), shall be entitled to enforce the requirements to make Capital Contributions. The Members intend and agree that the obligation of the Members to make Capital Contributions constitutes an agreement to make financial accommodations to and for the benefit of the other Members and the Company.

6.2   Voting. The voting rights of the Members shall be based on the following:

(a)   The Class A Units shall have the right to vote on a one (1) vote per Unit basis. Unless otherwise provided by law, any matter requiring the vote or approval of the Members shall be deemed approved upon receipt of a Majority Vote of the Class A Members.   The Class B Members have no voting rights.

(b)   Assignees who have not become Substituted Members shall not be entitled to vote and any voting rights associated with the Units transferred to such Assignee shall remain with the transferring Member.

(c)   Notwithstanding any other provision in this Agreement, any action in which the Members are entitled to vote, may be taken without a meeting and without prior notice, if a consent in writing, setting forth the action so taken, is signed by Members entitled to vote thereon holding not less than a Majority Vote (or such other requisite vote) that would be necessary to authorize or take such action at a meeting at which all Members entitled to vote thereon were present and voted. Each Member shall be notified of any action so taken within thirty (30) days of its approval if such action is material to the operation of the Company's business, as determined by the Managers.

6.3 Meetings of Members. If and when the Class A Members by a Majority Vote, or the Managers, shall determine, meetings of Members may be called and when called shall be governed by the Act; provided, however, that this reference to the Act or any other provision of this Agreement shall not be interpreted to require that meetings of the Members be held, it being the intent of the Members that meetings of the Members are not required.

(a) If there is a deadlock in the vote of the Members with respect to any action, the Company shall submit the matter to an independent accounting firm selected by a Majority Vote of the Class A Members, which shall either resolve the deadlock or appoint a neutral third party to resolve the deadlock in the best interests of the Company. The decision of such third party shall be final and binding on all of the Managers and Members. The Company, the Manager and the Members agree to hold such third party which resolves the dispute, harmless, and indemnify such third party from any liability, related to resolving, or resulting from its resolution of, the deadlock.

6.4 Meetings of Members. Meetings of the Members shall be held at such times and places within or outside the State of Nevada as the Manager may fix from time to time; provided, however, no meetings of the Members shall be required. In addition, meetings of the Members may be called upon the Majority Vote of the Members, for the purpose of addressing any matters on which the Members may vote. No annual or regular meetings of Members are required, but if such meetings are held, they shall be noticed, held and conducted pursuant to any applicable requirements of the Act or as the Managers may otherwise determine in their sole and absolute discretion. Members may participate in any meeting through the use of conference telephones or similar communications equipment as long as all Members participating can hear one another. A Member so participating is deemed to be present in person at the meeting. Any action which may be taken by the Members at a meeting may also be taken without a meeting by written consent setting forth the action so taken, signed by Members entitled to vote on such action having not less than the minimum votes that would be necessary to authorize that action at a meeting duly called and noticed, assuming all Members are present and vote. The presence in person or by proxy of more than fifty percent (50%) of all of the Units then outstanding shall constitute a quorum for the conduct of any business at a meeting of Members.

6.5 Limitation of Rights of Members. No Member shall have the right or power to: (i) withdraw or reduce its Capital Contribution, except as otherwise provided in this Agreement or by law; (ii) bring an action for partition against the Company; or (iii) demand or receive property in any distribution other than cash. Except as otherwise provided in this Agreement, no Member shall have priority over any other Member either as to the return of Capital Contributions or as to allocations of the Net Income, Net Loss, Nonrecourse Deductions, tax credits or Distributions of the Company.

6.6 Return of Distributions. In accordance with the Act, a Member may, under certain circumstances, be required to return to the Company, for the benefit of the Company's creditors, amounts previously distributed to the Member.

6.7 **Resignation or Withdrawal of a Member.** A Member shall not resign or withdraw as a Member, without the Approval of the Managers.

7. AMENDMENTS

All amendments to this Agreement shall require the unanimous approval of the Managers, except any Manager, without the consent of the other Managers, may amend this Agreement to, among other things:

> **(a)** Reflect the admissions of new Members admitted pursuant to Section 9;

> **(b)** Reflect the issuance of additional Units to existing Members as permitted pursuant to Section 9;

> **(c)** Reflect permitted assignments of Units pursuant to Section 8 and the substitution of Assignees as Members pursuant to Section 8.4; and

> **(d)** Reflect Capital Contributions and changes to Capital Accounts.

GreatFoods, It's Vegan LLC –Amended and Restated Operating Agreement

8. TRANSFERS OF UNITS

8.1 Assignment of Units.

(a) Transferability. Except as otherwise expressly provided in this Agreement, each Class A Member agrees that he, she or it will not Transfer any of the Class A Units held by such Class A Member, or any right or interest therein, whether voluntarily or by operation of law, without the prior written Approval of the Managers. Any purported Transfer in violation of any provision of this Agreement shall be void and ineffectual, shall not operate to transfer any interest or title to the purported transferee, and to the extent such Transfer is not void and ineffectual, the transferee of the Unit(s) shall merely be an Assignee possessing only an Economic Interest and shall not become a Substituted Member except upon compliance with Section 8.4. Each Class A Member acknowledges the reasonableness of the restrictions on transfer imposed by this Agreement in view of the purposes of the Company, its status as a limited liability company and the relationship of its Class A Members. The transfer restrictions contained herein are expressly consented to by each Class A Member as an express condition of becoming a Class A Member.

(b) Permitted Transfers. Notwithstanding this Section 8.1, a Class A Member may make Permitted Transfers, without such Transfers being subject to the restrictions against transfer contained in Section 8, or such Class A Units being converted into an Economic Interest (except in the case of a Transfer of Class A Units resulting from the death of a Class A Member, in which case the Class A Units shall be converted into an Economic Interest), provided that such transferred Class A Units shall remain subject to all of the terms and conditions contained herein and that no further transfer of such Class A Units shall be permitted unless such Transfer complies with all of the terms and conditions of this Agreement.

(c) Distributions, Allocations and Reports. An Assignee shall be entitled to receive Distributions from the Company attributable to the Units acquired by reason of such assignment from and after the effective day of the assignment of such Units to him, her or it; however, anything herein to the contrary notwithstanding, the Company shall be entitled to treat the assignor of such Units as the absolute owner thereof in all respects, and shall incur no liability for allocations of Net Income or Net Loss, Distributions or transmittal of reports and notices required to be given to Members hereunder which are made in good faith to such assignor until such time as the written instrument of assignment has been received by the Company and recorded on its books, and the effective date of assignment has passed.

(d) Obligations Upon Transfer. A Class A Member assigning any Class A Units to an Assignee shall not assign to, nor obligate itself to act on behalf of or upon the direction of that Assignee with regard to, the Class A Member's right to (i) require any information from the Company or obtain accountings of the Company's activities, (ii) inspect the Company's books and records, or (iii) vote on any matter upon which a Class A Member is entitled to vote pursuant to either this Agreement or any applicable law.

8.2 Right of First Refusal.

(a) <u>Offer; Option to Purchase</u>. Subject to the transfer restrictions included herein, subject to Section 8.3, and except for Permitted Transfers, if any Class A Member (the "**Transferring Member**") desires to Transfer all or any part of his, her or its Units (the "**Offered Units**"), the Transferring Member shall give written notice to the Company and to the other Class A Members (the "**Eligible Members**"), setting forth in full, the terms of the proposed sale and the identity of the proposed transferee (s) (the "**Transfer Notice**").

(b) <u>Company's Right of First Refusal</u>. The Company shall then have the right and option, for a period ending thirty (30) calendar days following its receipt of the written notice, to elect to purchase all or any part of the Offered Units at the purchase price and upon the terms specified in the Transfer Notice.

(c) <u>Class A Members' Right of First Refusal</u>. If such right is not exercised by the Company as to all of the Offered Units proposed to be transferred within the thirty (30) day period prescribed above, notice of the contemplated transfer shall be immediately given to all the Eligible Members who shall have the right to purchase any Offered Units not to be purchased by the Company, for the consideration and according to the terms of payment upon which the Company was entitled to purchase such Units under the foregoing provisions. Within ten (10) days after the giving of such notice, any Eligible Member desiring to acquire any part or all of such Units shall deliver to the Company a written election to purchase such Units, or a specified number thereof. If the total number of Units specified in such elections exceeds the number of Units to be transferred, each such Eligible Member shall have priority, up to the number of Units specified in his or her notice of election to purchase, to purchase such proportion of the Units to be transferred as the number of Units which he or she holds bears to the total number of Units held by all Eligible Members electing to purchase. In the event that there are Units remaining after the application of the above formula, the remaining Units shall be distributed among the Eligible Members who have not received the number of Units specified in their notice of election to purchase, in the proportion that the number of Units specified in each individual Eligible Member's notice of election to purchase less the number of Units allocated to that Eligible Member under the above formula bears to the total number of Units in all such elections to purchase less all Units allocated to Eligible Members under the above formula.

(d) <u>Transfer to Proposed Transferee</u>. If the Company and/or the Eligible Members do not elect to purchase all of the Offered Units subject to the right of first refusal pursuant to this Section 8.2, then subject to Section 8.4, the Transferring Member may Transfer all of the Offered Units to the original proposed transferee upon the terms set forth in the Transfer Notice, whereupon the original proposed transferee shall take and hold the Offered Units subject to this Agreement and to all of the obligations and restrictions applicable to the Transferring Member and shall observe and comply with this Agreement and with all such obligations and restrictions. Any such Transfer of the Offered Units to the original proposed transferee must be effected within ninety (90) calendar days after the date of the termination of the Eligible Members' options provided above. If no such Transfer is effected within the ninety (90) calendar day period, then any subsequent proposed Transfer of all or any part of the Transferring Member's Units shall once again be subject to the provisions of this Section 8.2. In addition, a third party to whom Units are Transferred under this Section shall be deemed an Assignee, and shall become a Substitute Member only upon compliance with Section 8.4.

(e)   Non-Cash Consideration. For these purposes, if any consideration offered for the Offered Units in the Transfer Notice consists of rights, interests or property other than money or an obligation to pay money, the Managers (or the other Members in the event that the Manager is the Transferring Member) shall in good faith determine the fair market value of that consideration as of the date the Transfer Notice was received by the Transferring Member, and any Member exercising its right of first refusal may pay such consideration in cash based on such fair market value.

8.3   Option to Purchase Upon Specified Events.

(a)   **Option Events.** Upon the occurrence of any of the following events (each referred to hereinafter as an "**Option Event**") affecting a Class A Member or Assignee of a Class A Member (the "**Affected Member**"), the Company and the other Class A Members (the "**Unaffected Members**") shall have the option to purchase the number of Units of such Affected Member as described in Section 8.3(b), for the price and upon the terms set forth in Section 8.3(d):

(i)   The maintenance of any proceeding initiated by or against a Class A Member or Assignee under any bankruptcy or debtors' relief laws of the United States or of any other jurisdiction, which proceeding is not terminated within ninety (90) days after its commencement;

(ii)   A general assignment for the benefit of the creditors of a Class A Member or its Assignee;

(iii)   A levy upon the Class A Units of a Class A Member or its Assignee pursuant to a writ of execution or subject to the authority of any governmental entity, which levy is not removed within thirty (30) days and only to extent of the Units subject to the levy; or

(iv)   The entry of a final judgment of dissolution of marriage of a Class A Member or its Assignee if in connection with such dissolution, the spouse of such Class A Member or its Assignee is awarded Class A Units or any interest therein as a result of a property settlement agreement or otherwise but in such event such option to purchase shall extend only to such spouse's Class A Units or interest therein; or

(v)   Any Class A Member voluntarily ceases to provide services to the Company (where grounds do not exist for a Termination for Cause), whether voluntarily, upon the Majority Vote of the Class A Members, as a result of disability or otherwise; or

(vi)   A Termination for Cause of any Class A Member, or, in the event any Class A Member voluntarily ceases to provide services to the Company and grounds exist for a Termination for Cause.

(b) **Exercise of Option.** The Affected Member or his or her legal representative shall give written notice to the Company and the Unaffected Members immediately upon the occurrence of an Option Event and in no event more than ten (10) days after the occurrence of such Option Event or the appointment of a bankruptcy trustee, receiver or other legal representative for such Affected Member, whichever shall last occur. Upon receipt of written notice of the occurrence of an Option Event and for a period of sixty (60) days thereafter, the Company shall have the first option to purchase all or any portion of the Units of the Affected Member subject to repurchase pursuant to Section 8.3; provided that in the event of the dissolution of the marriage of a Member, the divorced Member shall have during the first thirty (30) days of such sixty (60) day period a concurrent but priority right to purchase any Units or interest therein that have been awarded to his or her spouse as a result of the dissolution of his or her marriage. In the event that the Company or the divorced Member, as applicable, does not elect to purchase all of the Units of the Affected Member within such sixty (60) day period, the Company shall forthwith notify each of the Unaffected Members of the election not to purchase all or a portion of the Affected Member's Units and such Unaffected Members shall then have the option for a period of thirty (30) days from the receipt of such notice to purchase any Units of the Affected Member not purchased by the Company or the divorced Member. Within thirty (30) days after the receipt of such notice, any of the Unaffected Members desiring to acquire any part or all of said Units ("**Purchasing Members**"), shall deliver to the Company a written election to purchase said Units, or a specified number thereof. If the total number of Units specified in such elections exceeds the number of Units to be transferred, each such Purchasing Member shall have priority, up to the number of Units specified in his or her notice of election to purchase, to purchase such proportion of the Units to be transferred as the number of the Units which he or she holds bears to the total number of the Units held by all Members electing to purchase. In the event that there are Units remaining after the application of the above formula, the remaining Units shall be distributed among the Purchasing Members who have not received the number of Units specified in their notice of election to purchase, in the proportion that the number of Units specified in each individual Purchasing Member's notice of election to purchase less the number of Units allocated to that Purchasing Member under the above formula bears to the total number of Units in all such elections to purchase less all Units allocated to Purchasing Members under the above formula.

(c) **Notice of Exercise of Option.** If the Company, the divorced Member and/or the Unaffected Member(s) elect to purchase Units of the Affected Member, the Company shall give notice of such election, setting forth the number of such Units to be purchased by each party, by giving written notice of such election to the Affected Member and, if applicable, his or her receiver or trustee in bankruptcy, the creditor who secured a levy upon the Affected Member's assets, his or her legal representative, or other transferee as the case may be. Such notice shall be given within ninety (90) days after the Company's receipt of notice of the Option Event giving rise to the option to purchase (the "**Option Period**").

(d) **Determination of the Purchase Price**. The purchase price to be paid by the Company and/or Purchasing Members upon the exercise of any option to purchase Units under Section 8.3(a)(i)-(iv) shall be based on a valuation of the Company equal to 70% of the Fair Market Value (as of the Applicable Valuation Date) as agreed upon between the Affected Member (or his representative or successor) and the Managers, and if no agreement is reached within thirty (30) days from the date the option to purchase is exercised, the purchase price shall be 70% of the Fair Market Value, as determined below, determined as of the date of the Applicable Valuation Date, as defined below. In the event of disagreement, the "**Fair Market Value**" of a Member's Units shall be determined by an independent appraiser selected by the Manager. The Affected Member shall pay the cost and fees associated with the appraiser, if an appraiser is required. The "**Applicable Valuation Date**" for determining the value of a Member's Membership Interests shall be the date of the Option Event. Upon the exercise of any option to purchase Units as a result of an Option Event under Section 8.3(a)(v), the purchase price for the Units shall be 100% of the Fair Market Value of the Member's Units. Upon the exercise of any option to purchase Units as a result of an Option Event under Section 8.3(a)(vi), the purchase price for the Units shall be 25% of the Fair Market Value of the Member's Units.

> (e) **Payment of the Purchase Price**. The Company and/or Purchasing Members shall execute and deliver a negotiable promissory note (the "**Note(s)**") representing the purchase price of that portion of the Units of the Affected Member to be purchased by him, her or it no later than thirty (30) days following the determination of the purchase price. The Note(s) shall be fully amortized over a period of not more than forty-eight (48) months and shall bear interest from the date of delivery at a rate equal to three percent (3%) per annum. Interest and principal on the Note(s) shall be payable in equal quarterly installments commencing three (3) months after the date specified above for delivery of the Note(s); provided that the Note(s) shall be subject to prepayment, in whole or in part, without penalty, at any time after the calendar year of the sale of the Units of the Affected Member.

> (f) **No Voting.** To the extent the Units of the Affected Member have voting rights, such voting rights shall not be effective after the occurrence of the Option Event.

This Section 8.3 shall apply with respect to Economic Interests held by an Assignee upon the occurrence of an Option Event.

8.4 **Substituted Members.** An Assignee may have the right to become a Substituted Member in place of his or her assignor only upon: (a) the unanimous approval of the Managers; (b) a duly executed and acknowledged written instrument of assignment shall have been filed with the Company, which instrument shall specify the Units being assigned; and (c) the Assignee shall have executed and acknowledged such other instruments as may be necessary or desirable to effect such substitution, including the written acceptance and adoption by the Assignee of the provisions of this Agreement.

9. **ADMISSION OF NEW MEMBERS AND ISSUANCE OF ADDITIONAL UNITS**

Upon a Majority Vote of the Managers, the Managers may admit new Members or issue additional Units to existing Members or Assignees, or create and issue classes of Units, on such terms as the Managers may determine from time to time; provided, however, that all existing Members' Economic Interests in the Company must be affected similarly (on a relative basis) unless otherwise agreed to by the adversely affected Members, or in the case additional Units are issued to existing Members. In any event, the Managers may, at any time, proportionately increase the number of Units held by all of the Members.

10. BOOKS AND RECORDS

10.1 Records. The Company shall keep at its office within the State of Nevada, such documents required to be maintained by the Company under the Act.

10.2 Inspection. Upon the request of a Class A Member in writing and with the stated purpose of the request, the Company shall promptly deliver to the requesting Class A Member, at the expense of the Company, a copy of the information required to be maintained by Section 10.1. Such inspection shall be conducted at the Company's headquarters. To the extent permitted by applicable law, the inspection rights shall not be applicable to the Class B Members, which shall have no inspection rights.

11. DISSOLUTION AND TERMINATION OF THE COMPANY

11.1 Events Causing Dissolution. The Company shall be dissolved and its affairs shall be wound-up upon the earliest to occur of the following events:

(a) The Approval of the Managers with or without the approval of the Members;

(b) Entry of a decree of judicial dissolution pursuant to the Act; or

(c) A sale of all or substantially all of the assets of the Company and the corresponding receipt of the full consideration relating thereto.

11.2 Certificate of Dissolution. As soon as possible following the occurrence of any of the events specified in Section 11.1, the Managers shall execute a Certificate of Dissolution in such form as shall be prescribed by the Nevada Secretary of State and file such certificate as required by the Act.

11.3 Distribution on Dissolution. Upon a dissolution event described in Section 11.1, the Managers shall take full account of the Company's assets and liabilities, shall liquidate the assets as promptly as is consistent with obtaining their fair value, or, if the assets cannot be sold, they shall be valued and distributed in kind, and shall apply and distribute the proceeds or assets in the following order:

(a) To the payment of creditors of the Company;

(b) To the creation of any reserves which the Managers deem reasonably necessary for any contingent or unforeseen liabilities or obligations of the Company;

(c) To the Interest Holders pursuant to the distribution scheme set forth in Section 4.4(a)(i).

12. INDEMNIFICATION

12.1   Limitation of Liability. The debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and no Member or Manager or officer of the Company shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Member or Manager and/or officer.

12.2   Standard of Care. Neither the Managers nor any Member or officer of the Company shall have any personal liability whatsoever to the Company or to any Member of the Company or to any Affiliate or constituent owner of any Member on account of such Person's status as a Manager, Member or officer of the Company or by reason of such Person's acts or omissions in connection with the conduct of the business of the Company, so long as such Person acts in good faith for a purpose which the Person reasonably believes to be in, or not opposed to, the best interests of the Company; provided, however, that nothing contained herein shall protect any such Person against any liability to which such Person would otherwise be subject by reason of (a) any act or omission of such Person that involves actual fraud, breach of fiduciary duty, material breach of this Agreement, gross negligence or willful misconduct or (b) any transaction from which such Person derives any improper personal benefit.

12.3   Indemnification. The Company, its receiver or its trustee, shall indemnify, defend and hold harmless each of the Manager, Members and their respective Affiliates (each, an "**Indemnitee**" and together, the "**Indemnitees**") from any liability, loss or damage incurred by any Indemnitee by reason of any act performed or omitted to be performed by any Indemnitee in connection with the business of the Company, including costs and attorneys' fees and any amounts expended in the settlements of any claims of liability, loss or damage; provided that if the liability, loss or claim arises out of any action or inaction of an Indemnitee: (a) such Indemnitee must have determined, in good faith, that his or her course of conduct was in the best interests of the Company; and (b) the action or inaction did not constitute actual fraud, breach of fiduciary duty, material breach of this Agreement, gross negligence or willful misconduct by such Indemnitee or a transaction from which such Indemnitee derived an improper personal benefit; and, provided further, that the indemnification shall be recoverable only from the assets of the Company and not any assets of the Members. The Company may, however, purchase and pay for that insurance, including extended coverage liability and casualty and worker's compensation, as would be customary for any person engaging in a similar business, and name the Indemnitees as additional or primary insured parties. The Company may, to the extent authorized from time to time by the Managers, grant rights to indemnification and to advancement of expenses to any employee or agent of the Company to the fullest extent of the provisions of this Section 12 with respect to the indemnification and advancement of expenses of the Manager, the Members and/or the officers of the Company.

12.4   Advancement of Expenses. The right to indemnification conferred in this Section 12 shall be a contract right and shall include the right to require the Company to advance the expenses incurred by the Indemnitee in defending any such proceeding in advance of its final disposition; provided, however, that the payment of such expenses in advance of the final disposition of a proceeding shall be made only upon receipt by the Company of an undertaking, by or on behalf of the Indemnitee, to repay all amounts so advanced if it shall ultimately be determined that such Indemnitee is not entitled to be indemnified under this Section 12 or otherwise.

12.5   Nonexclusive Right. The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Section 12 shall not be exclusive of any other right which any Person may have or hereafter acquire under any statute or agreement, or under any insurance policy obtained for the benefit of the Indemnitee.

12.6   Severability. If any provision of this Section 12 is determined to be unenforceable in whole or in part, such provision shall nonetheless be enforced to the fullest extent permissible, it being the intent of this Section 12 to provide indemnification to all Persons eligible hereunder to the fullest extent permitted under applicable law.

13.   REPRESENTATIONS AND WARRANTIES OF MEMBERS

Each Member hereby represents, warrants and covenants to the Company that, as of the date hereof:

13.1   Investment Representation. The Member has acquired or is acquiring his, her or its Units in good faith for his, her or its own account, for investment purposes only and not with a view to or for the distribution, resale, subdivision, fractionalization or disposition thereof, and the Member has no present interest of selling or otherwise distributing such Units. The Member is or will be the sole party in interest in his, her or its Units and as such is or will be vested with all legal and equitable rights in such Units.

13.2   Sophistication of the Member. The Member either has a preexisting personal or business relationship with the Company or any of its Managers or, by reason of his or her business or financial experience or the business or financial experience of his or her professional advisors, who are unaffiliated with and not compensated by the Company, directly or indirectly, has the capacity to protect his or her own interests in connection with this investment. The Member is able to bear the economic risk of an investment in his, her or its Units and can afford to sustain a total loss on such investment. The nature and amount of the Member's investment in such Units is consistent with his or her investment objectives, abilities and resources.

13.3   No Public Market. The Member understands that there is no public market for his, her or its Units and there is no assurance that there will be such a market in the future. The Member has been advised that his, her or its Units have not been registered under the Securities Act of 1933, as amended, and that said Units must be held indefinitely unless it is subsequently registered under the Securities Act of 1933, as amended, or an exemption from such registration is available, and understands that the Company is under no obligation to register said Units or to comply with any exemption from such registration requirement. In addition, the Member understands that the transferability of his, her or its Units is and will be further restricted by this Agreement which, among other things, requires that any sale or assignment of his, her or its Units will be subject to certain terms and conditions. Thus, the Member realizes that it cannot expect to be able to liquidate his or her investment in the Company readily, or at all, in the case of an emergency.

13.4   Consultation with Attorney.   The Member acknowledges and understands that Alliance Legal Partners, a law corporation, has acted as legal counsel to the Company in connection with the preparation of this Agreement.   The Member has been advised to consult with its own attorney regarding all legal and tax matters concerning an investment in the Units and has done so to the extent it considers necessary.   The Member acknowledges and understands that the interests of each Member may be different with respect to this Agreement from the interests of each other Member, and the Member waives any conflict of interest that may exist with respect to the preparation of this Agreement.

13.5   Confidentiality.   Each of the Members acknowledges that it may have access to certain Confidential Information (as defined below) of Company and Company's Affiliates, and agrees that neither such Member, nor such Member's Affiliates, will use for their own account or the account of any third party, or disclose to any third party (except as required by law), any of the Company's Confidential Information, and will take reasonable precautions to protect the confidentiality of such information.   "**Confidential Information**" includes any information about the Company's business or products, suppliers, production methods, pricing, designs, business plans, marketing strategies, financial information, trade secrets or otherwise, which is not generally known to the public.

14.   MISCELLANEOUS

14.1   Counterparts.   This Agreement may be executed in several counterparts and all so executed shall constitute one Agreement, binding on all of the Members, notwithstanding that all of the Members are not signatory to the original or the same counterpart.

14.2   Binding on Successors.   This Agreement shall be binding upon and shall inure to the benefit of the successors and permitted assigns of the Members.

14.3   Severability.   If any provision of this Agreement is declared by a court of competent jurisdiction to be void or unenforceable, such provision shall be deemed severed from the remainder of this Agreement and the balance of this Agreement shall remain in effect.

14.4   Notices.   Unless otherwise specifically provided, all notices and demands required to be given hereunder shall be deemed to be duly given at the time of delivery if such notice or demand is personally delivered or delivered via electronic mail, facsimile, or forty-eight (48) hours after mailing if such notice or demand is sent via overnight courier, or deposited with the United States Postal Service, postage prepaid, for mailing via certified mail, electronic mail, return receipt requested, to the Company and to the Members at the addresses, fax number or email address, as applicable, set forth on Schedule A.   Such addresses may only be changed by giving written notice of such change to all of the other parties hereto.

14.5   Captions.   Section titles or captions contained in this Agreement are inserted only as a matter of convenient reference.   The titles and captions in no way define, limit, extend, or describe the scope of this Agreement nor the intent of any provision hereof.

14.6   Gender.   Whenever required by the context, the masculine gender shall include the feminine and neuter genders, and vice versa; and the word "person" shall include a company, partnership, firm, or other form of association; the singular shall include the plural, and vice versa.

14.7   Choice of Law.   This Agreement shall be construed under the laws of the State of Nevada.

14.8   Entire Agreement.   This Agreement contains the entire understanding among the Members and supersedes any prior written or oral agreements between them respecting the subject matter contained herein.   There are no representations, agreements, arrangements or understandings, oral or written, between and among the Members relating to the subject matter of this Agreement that are not fully expressed herein.

14.9   Waiver.   No waiver of any breach or default of this Agreement by any party hereto shall be considered to be a waiver of any other breach of default of this Agreement.

14.10   Further Assurances.   Each party hereto agrees to perform any further acts and to execute and deliver any further documents which may be reasonably necessary to carry out the provisions of this Agreement.

14.11   Arbitration.   If either party has a claim or controversy covered by this Agreement, such party shall give written notice to the other party, and within ten (10) business days of receiving the notice, the parties shall meet and attempt to resolve the dispute.   If the parties are unable to resolve the dispute within ten (10) business days, the dispute shall be submitted to binding arbitration in Orange County, California, under the rules and procedures of the American Arbitration Association.   All fees and costs concerning the arbitration, including the arbitrator's fees and expenses and attorneys fees and witness fees shall be borne by the parties in the proportion determined by the arbitrator.

14.12   Reference to a Member.   Wherever the context requires, reference in this Agreement to a Member shall include an Assignee who does not become a Substituted Member wherever such reference relates solely to an economic interest in the Company

14.13   Remedies.   The parties hereto shall have all remedies for breach of this Agreement available to them provided by law or equity.   Without limiting the generality of the foregoing, the parties agree that, in addition to all other rights and remedies available at law or in equity, the parties shall be entitled to obtain specific performance of the obligations of each party to this Agreement and immediate injunctive relief and that, in the event any action or proceeding is brought in equity to enforce the same, no party will urge, as a defense, that there is an adequate remedy at law.

IN WITNESS WHEREOF, the parties have signed this Agreement on the date first above written.

"Members"

GreatFoods, It's Vegan LLC –Amended and Restated Operating Agreement

Tanya S Pierce
_____
Tanya Pierce

Address: <u>5 Shoreridge</u>

<u>Newport Beach, CA 92657</u>

Fax: _____

Email: <u>tanya@gtfoitsvegan.com</u>

Marc Pierce signature
_____
Marc Pierce

Address: <u>5 Shoreridge</u>

<u>Newport Beach, CA 92657</u>

Fax: _____

Email: <u>mpierce@gtfoitsvegan.com</u>

GreatFoods, It's Vegan LLC –Amended and Restated Operating Agreement

EXHIBIT A

As of September 30, 2021

Member	Capital Contributions	Class A Membership Units	Class B Membership Units	Percentage Interests
Class A Member				
Marc Pierce	$150,000	4,999,500	0	50%
Tanya Pierce	$150,000	4,999,500	0	50%
Class B Members		0		
Regulation CF Investors		0		
TOTALS		9,999,000		100%

CONSENT OF SPOUSE

I am the spouse of Tanya Pierce. I acknowledge that I have read the foregoing Agreement and that I know its contents. I am aware that by its provisions, my spouse agrees, among other things, to the imposition of certain restrictions on the transfer of his or her interest (the "**Interest**") in GREATFOODS, IT'S VEGAN LLC, a Nevada limited liability company, including my community property interest therein (if any), which rights and restrictions may survive my spouse's death. I hereby consent to such rights and restrictions, approve of the provisions of the Agreement, and agree that I will bequeath any interest which I may have in said Interest, including my community property interest, if any, or permit the Interest to be purchased, in a manner consistent with the provisions of this Agreement. I direct that any residuary clause in my Will shall not be deemed to apply to my community property interest (if any) in such Interest except to the extent consistent with the provisions of this Agreement. I further agree that in the event of dissolution of the marriage between myself and my spouse, in connection with which I secure or am awarded all or part of the Interest through property settlement agreement or otherwise, I shall receive and hold said Interest subject to all the provisions and restrictions contained in the foregoing Agreement.

Date: 9/30, 2021 Marc E. Pierce



CONSENT OF SPOUSE

I am the spouse of Marc Pierce. I acknowledge that I have read the foregoing Agreement and that I know its contents. I am aware that by its provisions, my spouse agrees, among other things, to the imposition of certain restrictions on the transfer of his or her interest (the "**Interest**") in GREATFOODS, IT'S VEGAN LLC, a Nevada limited liability company, including my community property interest therein (if any), which rights and restrictions may survive my spouse's death. I hereby consent to such rights and restrictions, approve of the provisions of the Agreement, and agree that I will bequeath any interest which I may have in said Interest, including my community property interest, if any, or permit the Interest to be purchased, in a manner consistent with the provisions of this Agreement. I direct that any residuary clause in my Will shall not be deemed to apply to my community property interest (if any) in such Interest except to the extent consistent with the provisions of this Agreement. I further agree that in the event of dissolution of the marriage between myself and my spouse, in connection with which I secure or am awarded all or part of the Interest through property settlement agreement or otherwise, I shall receive and hold said Interest subject to all the provisions and restrictions contained in the foregoing Agreement.

Date: 9/30, 2021 Tanya S Pierce

